Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2004 excerpted from page 101 and 103-155 of CIBC’s 2004 Annual Accountability Report, Auditors’ Report with respect to annual financial statements as of October 31, 2004 and 2003 and for the years then ended and internal controls as of October 31, 2004, under Standards of the Public Company Accounting Oversight Board (United States) and 2002 Auditors’ Report with respect to annual financial statements for the year ended October 31, 2002

Consolidated Financial Statements

CONTENTS

101	Financial Reporting Responsibility
103	Auditors’ Report to Shareholders
104	Consolidated Balance Sheets
105	Consolidated Statements of Income
106	Consolidated Statements of Changes in Shareholders’ Equity
107	Consolidated Statements of Cash Flows
108	Notes to the Consolidated Financial Statements

108	Note 1 — Summary of Significant Accounting Policies
113	Note 2 — Significant Acquisitions and Dispositions
114	Note 3 — Securities
115	Note 4 — Loans
117	Note 5 — Loans Held for Sale
117	Note 6 — Securitizations
119	Note 7 — Land, Buildings and Equipment
120	Note 8 — Goodwill and Other Intangible Assets
120	Note 9 — Other Assets
121	Note 10 — Deposits
121	Note 11 — Other Liabilities
122	Note 12 — Subordinated Indebtedness
123	Note 13 — Share Capital
127	Note 14 — Interest Rate Sensitivity
128	Note 15 — Trading Activities
128	Note 16 — Stock-based Compensation
130	Note 17 — Employee Future Benefits
134	Note 18 — Restructuring Accrual
135	Note 19 — Income Taxes
136	Note 20 — Earnings per Share
137	Note 21 — Related-party Transactions
137	Note 22 — Derivative Instruments
140	Note 23 — Fair Value of Financial Instruments
143	Note 24 — Commitments, Guarantees, Pledged Assets and Contingent Liabilities
146	Note 25 — Concentration of Credit Risk
147	Note 26 — Segmented Information
150	Note 27 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles
155	Note 28 — Regulatory Matters and Exit of Certain Activities
155	Note 29 — Future Canadian Accounting Policy Changes

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

FINANCIAL REPORTING RESPONSIBILITY

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements, management’s discussion and analysis (MD&A) and other information, and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators, as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act.

     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.

     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of this work have been subjected to audit by the shareholders’ auditors. As at year-end, we have reported that internal control over financial reporting is effective and CIBC has achieved U.S. Sarbanes-Oxley Act (SOX) 404 compliance one year in advance of requirements. In compliance with SOX 302, CIBC’s Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. Systems and procedures to promote employee compliance with conflict of interest rules and with securities legislation are monitored by members of the various business units and of the Compliance Department. The Chief Auditor and the Chief Compliance Officer have full and independent access to the Audit Committee.

     The Audit Committee of the Board of Directors is composed of directors who are not officers or employees of CIBC. CIBC’s interim and annual consolidated financial statements and MD&A are discussed and reviewed by the Audit Committee with management and the shareholders’ auditors before such information is approved by the Board and submitted to securities commissions or other regulatory authorities.

     In addition, the Audit Committee has the duty to review investments and transactions that could adversely affect the well-being of CIBC; to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management; and to approve the fees of the shareholders’ auditors.

     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

J.S. Hunkin Chief Executive Officer	T.D. Woods Chief Financial Officer	December 1, 2004

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

REPORT ON FINANCIAL STATEMENTS AND INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. We have also audited management’s assessment included on page 46 of this Annual Accountability Report, that CIBC maintained effective internal control over financial reporting as at October 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. CIBC’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two year period ended October 31, 2004 in conformity with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     As explained in Note 1 to the consolidated financial statements, CIBC changed its methods of accounting for hedges, equity-linked deposit contracts, mortgage commitments and certain investments and clearing accounts in 2004.

     The consolidated statements of income, changes in shareholders’ equity and cash flows and the accompanying notes for the year ended October 31, 2002, prior to the modifications to the presentation in the consolidated statement of changes in shareholders’ equity, the accounting policy for mortgage commitments disclosed in Note 1, disclosures in Note 17 and presentation of segmented information in Note 26, were audited, in accordance with Canadian generally accepted auditing standards, by other auditors whose report, dated November 27, 2002, expressed an unqualified opinion on those financial statements. We have audited these modifications to the 2002 financial statements and, in our opinion, such modifications, in all material respects, are appropriate and have been properly applied.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 1, 2004

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2004	2003
ASSETS
Cash and non-interest-bearing deposits with banks	$1,374	$1,593

Interest-bearing deposits with banks	10,829	8,861

Securities (Note 3)
Investment	15,517	17,319
Trading	51,799	52,282
Loan substitute	—	27

	67,316	69,628

Securities borrowed or purchased under resale agreements	18,165	19,829

Loans (Note 4)
Residential mortgages	72,592	70,014
Personal	26,311	23,390
Credit card	8,689	9,305
Business and government	31,737	33,177
Allowance for credit losses	(1,825)	(1,952)

	137,504	133,934

Other
Derivative instruments market valuation (Note 23)	23,710	22,796
Customers’ liability under acceptances	4,778	5,139
Loans held for sale (Note 5)	—	1,321
Land, buildings and equipment (Note 7)	2,107	2,093
Goodwill (Note 8)	1,055	1,045
Other intangible assets (Note 8)	244	255
Other assets (Note 9)	11,682	10,653

	43,576	43,302

	$278,764	$277,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$72,049	$69,202
Business and government	106,705	106,768
Bank	11,823	12,160

	190,577	188,130

Other
Derivative instruments market valuation (Note 23)	23,990	21,945
Acceptances	4,778	5,147
Obligations related to securities sold short	12,220	11,659
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293
Other liabilities (Note 11)	13,297	13,998

	71,075	72,042

Subordinated indebtedness (Note 12)	3,889	3,197

Shareholders’ equity
Preferred shares (Note 13)	2,826	3,357
Common shares (Note 13)	2,969	2,950
Contributed surplus	59	50
Foreign currency translation adjustments	(376)	(180)
Retained earnings	7,745	7,601

	13,223	13,778

	$278,764	$277,147

The accompanying notes are an integral part of these consolidated financial statements.

J.S. Hunkin Chief Executive Officer	Gary F. Colter Director

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2004	2003	2002
Interest income
Loans	$7,551	$8,138	$7,865
Securities borrowed or purchased under resale agreements	524	528	687
Securities	1,961	2,375	2,740
Deposits with banks	152	135	222

	10,188	11,176	11,514

Interest expense
Deposits	3,391	3,776	4,647
Other liabilities	1,219	1,567	1,147
Subordinated indebtedness	212	203	220

	4,822	5,546	6,014

Net interest income (Note 15)	5,366	5,630	5,500
Provision for credit losses (Note 4)	628	1,143	1,500

	4,738	4,487	4,000

Non-interest income
Underwriting and advisory fees	797	870	840
Deposit and payment fees	760	713	665
Credit fees	314	386	410
Card fees	407	359	331
Investment management and custodial fees	353	340	486
Mutual fund fees	615	536	561
Insurance fees	176	168	148
Commissions on securities transactions	892	884	1,203
Trading activities (Note 15)	618	627	273
Investment securities gains (losses), net (Note 3)	236	(107)	(168)
Income from securitized assets	191	216	200
Foreign exchange other than trading	280	273	218
Other	878	681	374

	6,517	5,946	5,541

	11,255	10,433	9,541

Non-interest expenses
Employee compensation and benefits	4,399	4,417	4,882
Occupancy costs	634	605	715
Computer and office equipment	1,138	1,143	985
Communications	331	360	418
Advertising and business development	279	289	334
Professional fees	326	241	297
Business and capital taxes	138	133	114
Restructuring (reversal) charge (Note 18)	(18)	(31)	514
Other	1,024	971	870

	8,251	8,128	9,129

Income before income taxes and non-controlling interests	3,004	2,305	412
Income tax expense (benefit) (Note 19)	790	239	(279)

	2,214	2,066	691
Non-controlling interests in net income of subsidiaries	15	3	38

Net income	$2,199	$2,063	$653

Earnings per share (in dollars) (Note 20) — Basic	$5.60	$5.21	$1.37
— Diluted	$5.53	$5.18	$1.35
Dividends per common share (in dollars) (Note 13)	$2.20	$1.64	$1.60

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2004	2003	2002
Preferred shares (Note 13)
Balance at beginning of year	$3,357	$3,088	$2,299
Issue of preferred shares	133	550	800
Redemption of preferred shares	(630)	(200)	—
Translation adjustment on foreign currency preferred shares	(34)	(81)	(11)

Balance at end of year	$2,826	$3,357	$3,088

Common shares (Note 13)
Balance at beginning of year	$2,950	$2,842	$2,827
Issue of common shares	162	108	59
Purchase of common shares for cancellation	(154)	—	(44)
Treasury shares	11 (1)	—	—

Balance at end of year	$2,969	$2,950	$2,842

Contributed surplus
Balance at beginning of year	$50	$26	$—
Stock option expense	9	24	26
Stock options exercised	(6)	—	—
Net premium on treasury shares	6 (1)	—	—

Balance at end of year	$59	$50	$26

Foreign currency translation adjustments(4)
Balance at beginning of year	$(180)	$42	$40
Foreign exchange losses from investment in subsidiaries and other items	(1,241)	(3,201)	(251)
Foreign exchange gains from hedging activities	1,662	4,391	360
Income tax expense (Note 19)	(617)	(1,412)	(107)

Balance at end of year	$(376)	$(180)	$42

Retained earnings
Balance at beginning of year, as previously reported	$7,601	$6,335	$6,734
Adjustment for change in accounting policy	6 (2)	—	(42	)(3)

Balance at beginning of year, as restated	7,607	6,335	6,692
Net income	2,199	2,063	653
Dividends (Note 13)	(971)	(771)	(738)
Premium on redemption of preferred shares	(18)	(8)	—
Premium on purchase of common shares for cancellation	(1,084)	—	(269)
Other	12	(18)	(3)

Balance at end of year	$7,745	$7,601	$6,335

Shareholders’ equity at end of year	$13,223	$13,778	$12,333

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) handbook section 1100, “Generally Accepted Accounting Principles.” Refer to Note 1 for more details.

(2)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 17, “Equity-linked Deposit Contracts.” Refer to Note 1 for more details.

(3)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.”

(4)	The components of foreign currency translation adjustments for prior years have been reported to conform with the presentation adopted in 2004.

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2004	2003	2002
Cash flows provided by (used in) operating activities
Net income	$2,199	$2,063	$653
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	628	1,143	1,500
Amortization of buildings, furniture, equipment and leasehold improvements	264	275	333
Amortization of intangible assets	16	20	32
Stock-based compensation	58	114	(15)
Restructuring (reversal) charge, net	(18)	(31)	514
Future income taxes	139	309	(1,141)
Investment securities (gains) losses, net	(236)	107	168
Gains on divestitures	—	(53)	(190)
Write-down relating to Air Canada contract	—	128	—
Losses (gains) on disposal of land, buildings and equipment	4	(1)	(8)
Changes in operating assets and liabilities
Accrued interest receivable	187	332	82
Accrued interest payable	245	(374)	(627)
Amounts receivable on derivative contracts	(914)	1,921	1,006
Amounts payable on derivative contracts	2,045	(2,849)	(1,601)
Net change in trading securities	483	(7,654)	7,170
Current income taxes	(2,706)	293	758
Restructuring payments	(52)	(336)	(139)
Insurance proceeds received	11	80	90
Other, net	2,470	3,227	(27)

	4,823	(1,286)	8,558

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,447	(8,500)	2,278
Obligations related to securities sold short	561	3,223	(2,777)
Net obligations related to securities lent or sold under repurchase agreements	(2,503)	9,678	(11,788)
Issue of subordinated indebtedness	1,250	250	—
Redemption/repurchase of subordinated indebtedness	(493)	(484)	(342)
Issue of preferred shares	133	550	800
Redemption of preferred shares	(648)	(208)	—
Issue of common shares	162	108	59
Purchase of common shares for cancellation	(1,238)	—	(313)
Net proceeds from treasury shares sold/purchased	11	—	—
Dividends	(971)	(771)	(738)
Other, net	(522)	(219)	(800)

	(1,811)	3,627	(13,621)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(1,968)	(649)	1,610
Loans, net of repayments	(13,040)	(5,121)	(8,930)
Proceeds from securitizations	8,834	5,280	1,952
Purchase of investment securities	(12,977)	(24,009)	(32,418)
Proceeds from sale of investment securities	11,377	21,396	27,990
Proceeds from maturity of investment securities	3,138	5,050	7,439
Net securities borrowed or purchased under resale agreements	1,664	(3,809)	8,059
Net cash paid for acquisitions	—	—	(626)
Proceeds from divestitures	—	181	—
Purchase of land, buildings and equipment	(235)	(265)	(235)
Proceeds from disposal of land, buildings and equipment	18	3	7

	(3,189)	(1,943)	4,848

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(42)	(105)	(13)

Net (decrease) increase in cash and non-interest-bearing deposits with banks during year	(219)	293	(228)
Cash and non-interest-bearing deposits with banks at beginning of year	1,593	1,300	1,528

Cash and non-interest-bearing deposits with banks at end of year	$1,374	$1,593	$1,300

Cash interest paid	$4,577	$5,920	$6,641
Cash income taxes paid (recovered)	$3,356	$(364)	$249

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).

     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 27.

     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The following paragraphs describe our significant accounting policies. New accounting policies adopted during the year are described in the Accounting changes section within Note 1.

Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries. Inter-company balances and transactions have been eliminated. Non-controlling interests in the net book value of subsidiaries are included in other liabilities. The non-controlling interests in net income of subsidiaries is included, net of income taxes, as a separate line item in the consolidated statements of income.

     Investments in companies, including investments held in the merchant banking portfolio, over which we have significant influence, are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.

     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the consolidated statements of income.

     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments.

     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.

Securities

Investment securities comprise debt and equity securities, including investments held in the merchant banking portfolio over which we have no significant influence, purchased with the intention of holding for a period of time in accordance with our originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value, are included in investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.

     Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income.

     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities. Dividends and interest income are included in interest income.

     Loan substitute securities are accounted for in the same manner as loans. They represent after-tax financing arrangements, which provide issuers with tax-effective borrowings.

     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading activities.

Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statements of income. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in other liabilities interest expense.

     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.

Loans

Loans are stated net of unearned income and allowance for credit losses. Interest income is recognized on an accrual basis.

Loan fees and origination costs

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Fees received for commitments that

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.

Impaired loans

We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered or any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.

     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Allowance for credit losses

We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.

Specific allowance

We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears.

General allowance

The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.

     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans and off-balance sheet credit instruments, such as credit commitments and letters of credit.

     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates.

     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.

Loans held for sale

Loans transferred into the held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to the provision for credit losses. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations and realized gains and losses on sale are recognized in other non-interest income.

Securitizations

We periodically sell groups of loans or receivables to variable interest entities (VIEs) that issue securities to investors — a process referred to as securitization.

     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This may require us to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.

     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts and are reviewed for impairment on a quarterly basis.

     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statements of income.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Derivative instruments

Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts.

     We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).

Derivatives held for trading purposes

Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices, with the objective of yielding a spread for CIBC. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

     All financial and commodity derivative instruments held for trading purposes, including derivatives used to hedge risks created by assets and liabilities that are marked-to-market, are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, wherever possible. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Realized and unrealized trading gains and losses are included in trading activities. Gains at inception of a derivative transaction are recognized when the fair value of that derivative is obtained from a quoted market price, is supported by reference to other observable market transactions, or is based upon a valuation technique that incorporates either directly observable market data or highly correlated and observable proxy market data. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.

Derivatives held for ALM purposes

We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.

Derivatives that qualify for hedge accounting

In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationships.

     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of income at their hedged rates rather than their original contractual interest rates.

     Foreign currency derivative instruments that hedge foreign currency risk exposures from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.

     Foreign currency derivative instruments that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is accrued in foreign exchange other than trading within non-interest income.

     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. Anticipated transactions can be hedged only when the transactions are specifically identified, and it is probable that the anticipated transactions will occur.

     Premiums paid for options used for hedging purposes are amortized over the life of the contract or the term of the hedge, as appropriate.

     A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is de-recognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument.

     If a hedging relationship is terminated, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred in other assets or other liabilities and recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item are recognized, generally by amortization over the remaining term of the hedged asset or liability.

Derivatives that do not qualify for hedge accounting

Derivatives held for ALM purposes that do not meet the requirements for hedge accounting are marked-to-market and stated at fair value. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on the derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.

Land, buildings and equipment

Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life

Gains and losses on disposal are reported in other non-interest income.

Goodwill and other intangible assets

We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.

     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing its carrying value with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.

     The impairment test for an other intangible asset with an indefinite life is carried out by comparing its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.

     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment.

Future income taxes

We use the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Employee future benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.

     We accrue our obligations under employee benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.

     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.

     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.

     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.

     The expected average remaining service life of employees covered by the defined benefit pension plans is 11 years (2003: 13 years). The expected average remaining service life of employees covered by the other benefit plans is 15 years (2003: 20 years).

     Accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.

     Valuation allowance is recognized when the accrued benefit asset for any plan is greater than the expected future benefit expected to be realized. A change in the valuation allowance is recognized in the consolidated statements of income for the period in which the change occurs.

     When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Stock-based compensation

We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.

     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, are credited to common share capital. No expense is recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received by CIBC are recorded as common share capital.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded over the applicable vesting period in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.

     Compensation expense in respect of share-based awards under the Restricted Share Program is recognized in the year of grant upon meeting certain criteria in an amount equal to the sum to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period in an amount equal to the sum to be transferred to the trust. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price and the change is recognized as a compensation expense or credit in the period in which the change occurs.

     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.

Earnings per share

Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.

     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.

Non-interest income

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.

     Investment management and custodial, and mutual fund fees are included as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.

Accounting changes

Hedge accounting

On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.

     Upon adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” This guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrent with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003 we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:

•	We began to equity account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instruments, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant, and

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.

2003 and 2002 financial information

Certain 2003 and 2002 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2004.

Future accounting policy changes

A description of future Canadian accounting policy changes is provided in Note 29.

Note 2 SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

2004

Acquisitions and dispositions

On August 18, 2004, we announced the sale of Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for consideration of US$293 million ($357 million at the October 31, 2004 exchange rate), subject to certain adjustments. The transaction closed on December 1, 2004. We expect to recognize a pre-tax gain of approximately $116 million in the first quarter of 2005. The final amount of the gain is dependent on a number of variables, including the adjustments noted above, that will be determined after the closing date of the transaction.

     Earlier in the year, we purchased the remaining common shares from non-management shareholders and exercised our option to purchase shares from the remaining non-controlling preferred shareholders of Juniper. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $22 million and $10 million, respectively.

     As of October 31, 2004, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The results of operations of Juniper were included in Corporate and Other.

2003

Dispositions

In 2003, we sold our Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer) and recorded a pre-tax gain on the sale of $58 million in other non-interest income. As part of the sale consideration, we received US$161 million ($245 million as at January 31, 2003) of exchangeable debentures that can be exchanged, under certain circumstances, for non-voting Class A shares of Oppenheimer.

     In 2003, we sold our 51% interest in INTRIA-HP Corporation, a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, we entered into a seven-year outsourcing agreement with HP to provide us with comprehensive information technology services valued at approximately $2 billion, beginning November 1, 2002.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 3 SECURITIES

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2004 total		2003 total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)
Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,654	3.6%	$2,092	4.0%	$34	5.4%	$267	8.0%	$—	—%	$4,047	4.1%	$3,373	3.8%
Other Canadian governments	18	2.2	29	2.9	—	—	317	6.9	—	—	364	6.3	557	6.0
U.S. Treasury	1	—	—	—	4,987	3.6	—	—	—	—	4,988	3.6	5,445	3.6
Other U.S. agencies	—	—	—	—	171	6.9	889	6.6	—	—	1,060	6.6	1,344	6.7
Other foreign governments	34	6.3	9	4.3	246	7.5	—	—	—	—	289	7.3	337	7.0
Mortgage-backed securities(2)	348	4.1	1,348	4.2	243	6.3	802	4.3	—	—	2,741	4.4	3,252	5.5
Asset-backed securities	4	5.8	101	3.7	104	6.2	10	—	—	—	219	4.8	207	2.4
Corporate debt	177	2.9	4	5.9	7	6.0	—	—	—	—	188	3.1	256	4.9
Corporate equity	119	4.8	105	5.5	49	3.0	—	—	236	—	509	2.5	766	0.8
Private debt	177	6.2	115	9.0	254	4.1	27	13.0	—	—	573	6.2	1,014	5.8
Private equity	94	5.4	—	—	—	—	—	—	445	—	539	—	768	1.6

Total debt securities
Carrying value	$2,413		$3,698		$6,046		$2,312		$—		$14,469		$15,785
Fair value	$2,433		$3,723		$6,003		$2,538		$—		$14,697		$15,904

Total equity securities
Carrying value	$213		$105		$49		$—		$681		$1,048		$1,534
Fair value(3)	$215		$110		$59		$—		$1,172		$1,556		$2,116

Total investment securities
Carrying value	$2,626		$3,803		$6,095		$2,312		$681		$15,517		$17,319
Fair value(3)	$2,648		$3,833		$6,062		$2,538		$1,172		$16,253		$18,020

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$8,592		$1,664		$687		$300		$—		$11,243		$11,805
Other Canadian governments	344		925		689		663		—		2,621		1,824
U.S. Treasury and agencies	3,062		564		31		194		—		3,851		4,913
Other foreign governments	17		23		127		15		—		182		120
Corporate debt	5,744		1,528		1,050		3,267		491		12,080		10,829
Corporate equity	—		3		1		—		21,818		21,822		22,791

Total trading securities	$17,759		$4,707		$2,585		$4,439		$22,309		$51,799		$52,282

Loan substitute securities(5)
Carrying value	$—		$—		$—		$—		$—		$—		$27	3.5%

Total securities
Carrying value	$20,385		$8,510		$8,680		$6,751		$22,990		$67,316		$69,628
Fair value(3)	$20,407		$8,540		$8,647		$6,977		$23,481		$68,052		$70,329

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $1.9 billion (2003: $1.7 billion) and a fair value of $1.9 billion (2003: $1.7 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	The carrying value of loan substitute securities approximates fair value.

FAIR VALUE OF INVESTMENT SECURITIES

	2004				2003
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value
Securities issued or guaranteed by:
Canadian federal government	$4,047	$93	$(3)	$4,137	$3,373	$74	$(1)	$3,446
Other Canadian governments	364	55	(1)	418	557	44	(1)	600
U.S. Treasury	4,988	—	(176)	4,812	5,445	—	(339)	5,106
Other U.S. agencies	1,060	107	—	1,167	1,344	130	—	1,474
Other foreign governments	289	47	—	336	337	54	—	391
Mortgage-backed securities(1)	2,741	57	(2)	2,796	3,252	92	(36)	3,308
Asset-backed securities	219	5	(1)	223	207	12	(1)	218
Corporate debt	188	1	—	189	256	11	(1)	266
Corporate equity(2)	509	428	(7)	930	766	586	(29)	1,323
Private debt	573	60	(14)	619	1,014	118	(37)	1,095
Private equity	539	154	(67)	626	768	47	(22)	793

	$15,517	$1,007	$(271)	$16,253	$17,319	$1,168	$(467)	$18,020

(1)	Includes securities issued or guaranteed by government, with a carrying value of $1.9 billion (2003: $1.7 billion) and a fair value of $1.9 billion (2003: $1.7 billion).

(2)	Includes certain securities hedged by forward sale contracts, collars and foreign exchange contracts with a range of maturities from 2006 — 2007. The unrealized gains related to these securities would decrease by $15 million (2003: $2 million) as a result of these hedges.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

For investments where the fair value is less than the carrying value the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
$ millions, as at October 31	value	losses	value	losses	value	losses
Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,923	$(3)	$—	$—	$1,923	$(3)
Other Canadian governments	47	(1)	—	—	47	(1)
U.S. Treasury	1	—	4,811	(176)	4,812	(176)
Other U.S. agencies	—	—	—	—	—	—
Other foreign governments	—	—	—	—	—	—
Mortgage-backed securities	267	(1)	33	(1)	300	(2)
Asset-backed securities	8	(1)	—	—	8	(1)
Corporate debt	—	—	—	—	—	—
Corporate equity	7	(2)	7	(5)	14	(7)
Private debt	36	(14)	3	—	39	(14)
Private equity	62	(60)	15	(7)	77	(67)

	$2,351	$(82)	$4,869	$(189)	$7,220	$(271)

As at October 31, 2004, the carrying value of approximately 140 investment securities exceeded their fair value by $271 million. The securities that have been in a gross unrealized loss position for more than a year include approximately 15 securities, with a gross unrealized loss of $189 million.

     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The review of impairment generally entails:

•	Identification and evaluation of investments with indications of possible impairment

•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized position

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments

•	Documentation of the results of these analyses

The following table presents realized gains and losses on investment securities:

REALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES

$ millions, for the years ended October 31	2004	2003	2002
Realized gains	$494	$281	$1,006
Realized losses and impairment write-downs	(258)	(388)	(1,174)

Net realized gains (losses) on investment securities	$236	$(107)	$(168)

Note 4 LOANS

	2004					2003
	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total
Residential mortgages	$72,592	$17	$22	$39	$72,553	$70,014	$18	$27	$45	$69,969
Personal(1)	26,311	237	285	522	25,789	23,390	266	247	513	22,877
Credit card	8,689	133	209	342	8,347	9,305	134	81	215	9,090
Business and government	31,737	413	509	922	30,815	33,177	434	745	1,179	31,998

	$139,329	$800	$1,025	$1,825	$137,504	$135,886	$852	$1,100	$1,952	$133,934

(1)	Includes $312 million (2003: $330 million), including a non-recourse portion of approximately $151 million (2003: $154 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $160 million (2003: $151 million) relate to individuals who are no longer employed by CIBC.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

LOAN MATURITIES

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2004
$ millions, as at October 31	1 year	years	years	10 years	Total
Residential mortgages	$12,296	$56,924	$3,202	$170	$72,592
Personal	19,414	6,783	114	—	26,311
Credit card	8,689	—	—	—	8,689
Business and government	19,860	8,269	1,836	1,772	31,737

	$60,259	$71,976	$5,152	$1,942	$139,329

ALLOWANCE FOR CREDIT LOSSES

	Specific allowance			General allowance					Total allowance
$ millions, as at or for the years ended October 31	2004	2003	2002	2004		2003		2002	2004	2003	2002
Balance at beginning of year	$856	$1,039	$1,045	$1,100		$1,250		$1,250	$1,956	$2,289	$2,295
Provision for (reversal of) credit losses	703	1,293	1,500	(75)	(1)	(150	)(1)	—	628	1,143	1,500
Write-offs	(960)	(1,312)	(1,705)	—		—		—	(960)	(1,312)	(1,705)
Recoveries	215	182 (2)	217 (2)	—		—		—	215	182	217
Transfer to loans held for sale (Note 5)	—	(292)	—	—		—		—	—	(292)	—
Foreign exchange and other adjustments	(11)	(54)	(18)	—		—		—	(11)	(54)	(18)

Balance at end of year	$803	$856	$1,039	$1,025		$1,100		$1,250	$1,828	$1,956	$2,289

Comprised of: Loans	$800	$852	$1,038	$1,025		$1,100		$1,250	$1,825	$1,952	$2,288
Letters of credit(3)	2	1	1	—		—		—	2	1	1
Loan substitute securities(4)	1	3	—	—		—		—	1	3	—

(1)	Represents reversal of the allowance.

(2)	Includes credit protection purchased from third parties.

(3)	Allowance on letters of credit is included in other liabilities.

(4)	Allowance on loan substitute securities is included in securities.

IMPAIRED LOANS

	2004			2003
	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total
Residential mortgages	$120	$17	$103	$177	$18	$159
Personal(1)	266	237	29	224	266	(42)
Credit card(1)	—	133	(133)	—	134	(134)
Business and government	722	413	309	887	434	453

Total impaired loans	1,108	800	308	1,288	852	436
Loan substitute securities	1	1	—	30	3	27
Loans held for sale	—	—	—	58	—	58

Total impaired loans, loan substitute securities and loans held for sale(2)	$1,109	$801	$308	$1,376	$855	$521

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans, loan substitute securities and loans held for sale amounts to $1.2 billion (2003: $2.0 billion).

As at October 31, 2004, other past due loans totalled $55 million (2003: $64 million), of which $54 million (2003: $64 million) were in Canada and $1 million (2003: nil) were outside Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.

     As at October 31, 2004, the interest entitlements on loans classified as impaired totalled $73 million (2003: $60 million; 2002: $114 million), of which $57 million (2003: $44 million; 2002: $60 million) were in Canada and $16 million (2003: $16 million; 2002: $54 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $73 million (2003: $49 million; 2002: $84 million), of which $63 million (2003: $34 million; 2002: $33 million) were in Canada and $10 million (2003: $15 million; 2002: $51 million) were outside Canada.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 5 LOANS HELD FOR SALE

In 2003, we transferred business and government loans amounting to $2.1 billion, and total authorizations of $2.9 billion, with the associated allowance for credit losses of $64 million into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income.

     During the year, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income. As at October 31, 2004, the net amount of loans held for sale was nil (2003: $1.3 billion), with total authorizations of $17 million (2003: $1.9 billion).

Note 6 SECURITIZATIONS

During the year, we securitized fixed- and variable-rate guaranteed residential mortgages of $7.9 billion (2003: $4.7 billion) through the creation of mortgage-backed securities, and subsequently sold $7.3 billion (2003: $4.4 billion) of those securities. We received net cash proceeds of $7.3 billion (2003: $4.4 billion) and retained the rights to future excess interest on residential mortgages valued at $153 million (2003: $106 million). A pre-tax gain on the sale, net of transaction costs, of $52 million (2003: $42 million) was recognized as income from securitized assets. We retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The key assumptions used to value the sold and retained interests include prepayment rates of 12% to 40% (2003: 12.0% to 42.6%) and discount rates of 2.4% to 4.6% (2003: 3.7% to 4.4%). There are no expected credit losses as the mortgages are guaranteed.

     During the year, we sold $1.4 billion of Canadian credit card receivables through a securitization transaction to a trust that issued securities. We received cash proceeds of $1.4 billion and retained the rights to future excess interest on the receivables with a carrying value of $8 million. In addition, we purchased $92 million of subordinated notes issued by the trust at par. There was no significant gain or loss, net of transaction costs. The key assumptions used to value the retained future excess spreads include payment rate of 42.5%, loan loss rate of 4.0% and a discount rate of 9.0%. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

     During the year, we sold $159 million (2003: $926 million) of U.S. credit card receivables through securitization transactions to a trust. We received cash proceeds of $160 million (2003: $926 million) and we also funded the cash reserve account and retained other subordinated interests in the trust. There was no significant gain or loss in 2004 or 2003, net of transaction costs. The total outstanding retained interests, as at October 31, 2004, were $63 million (2003: $68 million). In addition, we retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

     A servicing asset or liability is not generally recognized in these securitizations because we receive adequate compensation for the servicing that we provide with respect to the transferred assets.

     The following table summarizes certain cash flows as a result of securitization activity:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans
2004	Proceeds from new securitizations	$—	$7,282	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	4	25	34
	Other cash flows received on retained interests	—	95	63

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

     The sensitivities are hypothetical and should be viewed with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests, is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

		Commercial	Residential	Credit	Non-investment
$ millions, as at October 31		mortgages	mortgages	card loans(1)	grade loans(2)
2004	Carrying amount of retained interests	$11	$231	$107	$—
	Fair value of retained interests	15	248	108	—
	Weighted-average remaining life (in years)	1	4	0.2	—
	Prepayment/payment rate	n/a (3)	7.0-39.0%	42.5% (4)	—
	Impact on fair value of a 10% adverse change	—	(10)	(1)	—
	Impact on fair value of a 20% adverse change	—	(20)	(2)	—
	Expected credit losses	—	n/a (5)	4.0%	—
	Impact on fair value of a 10% adverse change	—	—	(1)	—
	Impact on fair value of a 20% adverse change	—	—	(3)	—
	Residual cash flows discount rate (annual rate)	4.2%	2.6-5.7%	9.0%	—
	Impact on fair value of a 10% adverse change	—	(1)	—	—
	Impact on fair value of a 20% adverse change	—	(2)	—	—

2003	Carrying amount of retained interests	$13	$175	$80	$117
	Fair value of retained interests	13	168	80	117

(1)	Does not include $63 million carrying value of retained interests for Juniper, due to its disposition (Note 2).

(2)	Repaid during the year.

(3)	Not applicable as these retained interests are not subject to prepayment risk.

(4)	Monthly payment rate.

(5)	Not applicable as these mortgages are guaranteed.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

		Commercial	Residential	Credit	Non-investment
% of outstanding loans, as at October 31		mortgages	mortgages(1)	card loans	grade loans
2004	Actual and projected credit losses	0.2%	n/a	4.0%	—

2003	Actual and projected credit losses	0.2%	n/a	3.4-5.4%	11.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are guaranteed.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

The following table summarizes the loan principal, impaired and net credit losses for total loans reported on our consolidated balance sheets and loans securitized:

		$ millions, as at or for the years ended October 31
		Total	Impaired
		principal	and	Net
		amount of	other past	credit
Type of loan		loans	due loans	losses(1)
2004	Residential mortgages	$84,392	$145	$2
	Personal	26,311	285	228
	Credit card	11,889	64	512
	Business and government(2)	31,837	735	11

	Total loans reported and securitized(3)	154,429	1,229	753

	Less loans securitized:
	Residential mortgages	11,800	2	—
	Credit card	3,200	64	125
	Business and government(2)	100	—	—

	Total loans securitized	15,100	66	125

	Loans reported before allowance for credit losses	$139,329	$1,163	$628

2003	Residential mortgages	$77,114	$204	$3
	Personal	23,390	242	170
	Credit card	11,405	56	484
	Business and government(2)	33,477	909	360

	Total loans reported and securitized(3)	145,386	1,411	1,017

	Less loans securitized:
	Residential mortgages	7,100	3	—
	Credit card	2,100	56	105
	Business and government(2)	300	—	—

	Total loans securitized	9,500	59	105

	Loans reported before allowance for credit losses	$135,886	$1,352	$912

(1)	Excludes credit losses from loans held for sale and loan substitute securities.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Note 7 LAND, BUILDINGS AND EQUIPMENT

	2004			2003
		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value
Land(2)	$256	$—	$256	$61
Buildings(2)	979	206	773	985
Computer equipment and software	1,828	1,461	367	483
Office furniture and other equipment	1,053	519	534	372
Leasehold improvements	586	409	177	192

	$4,702	$2,595	$2,107	$2,093

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $264 million (2003: $275 million; 2002: $333 million).

(2)	Land and buildings include amounts of $197 million and $503 million, respectively, in respect of a building (300 Madison) for which CIBC guaranteed the construction debt, and for which we are deemed to have ownership for accounting purposes. Construction of the building was completed in January 2004, with CIBC’s prime lease effective February 2004.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 8 GOODWILL AND OTHER INTANGIBLE ASSETS

We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required. The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	CIBC Wealth	CIBC World	Corporate	CIBC
$ millions, as at or for the years ended October 31		Markets	Management	Markets	and Other	Total
2004	Balance at beginning of year	$23	$866	$60	$96	$1,045
	Acquired	—	1	—	22(1)	23
	Adjustments(2)	—	(3)	(3)	(7)	(13)

	Balance at end of the year	$23	$864	$57	$111	$1,055

2003	Balance at beginning of year	$23	$882	$171	$2	$1,078
	Adjustments(2)	—	(16)	(4)	(13)	(33)
	Reclassifications(3)	—	—	(107)	107	—

	Balance at end of the year	$23	$866	$60	$96	$1,045

(1)	Pertains to the purchase of additional shares of Juniper (Note 2).

(2)	Includes foreign currency translation and other purchase price equation adjustments.

(3)	Pertains to reclassification of Juniper from CIBC World Markets to Corporate and Other, effective November 1, 2002.

The components of other intangible assets are as follows:

	2004			2003
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount
Finite-lived other intangible assets
Customer relationships	$168	$61	$107	$150	$41	$109
Contract based	51	30	21	51	21	30
Other	4	4	—	4	4	—

	223	95	128	205	66	139
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$339	$95	$244	$321	$66	$255

(1)	Accumulated amortization for the year increased by $29 million (2003: $(15) million; 2002: $32 million) of which $16 million (2003: $20 million; 2002: $32 million) related to amortization charges with the remainder being foreign currency translation and other adjustments.

The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions
2005	$14
2006	13
2007	11
2008	10
2009	10

Note 9 OTHER ASSETS

$ millions, as at October 31	2004	2003
Accrued interest receivable	$904	$1,091
Accrued benefit asset (Note 17)	915	747
Brokers’ client accounts	885	697
Future income tax asset (Note 19)	1,239	1,475
Other prepayments and deferred items	1,655	998
Investments in limited partnerships	890	1,326
Equity-accounted investments(1)	1,104	875
Cheques and other items in transit, net	718	—
Derivative collateral receivable	1,420	1,104
Current income tax receivable	357	—
Other	1,595	2,340

	$11,682	$10,653

(1)	Includes $129 million (2003: nil), in equity-accounted limited partnership investments, upon adoption of the CICA handbook section 1100, “Generally Accepted Accounting Principles,” prospectively as of November 1, 2003.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 10 DEPOSITS

			Payable on a fixed date (1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2004	2003
$ millions, as at October 31	demand(2)	notice(3)	1 year	2 years	3 years	4 years	5 years	5 years	total	total
Personal	$4,999	$31,280	$21,272	$6,363	$5,093	$1,419	$1,587	$36	$72,049	$69,202
Business and government	17,947	6,382	53,711	7,707	5,896	7,318	4,167	3,577	106,705	106,768
Bank	856	33	9,935	—	28	—	—	971	11,823	12,160

	$23,802	$37,695	$84,918	$14,070	$11,017	$8,737	$5,754	$4,584	$190,577	$188,130

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$11,420	$8,971
In foreign offices									280	269
Interest-bearing deposits
In domestic offices									126,573	116,516
In foreign offices									51,380	59,775
U.S. federal funds purchased									924	2,599

									$190,577	$188,130

(1)	Deposits payable on a fixed date include all deposits which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

Note 11 OTHER LIABILITIES

$ millions, as at October 31	2004	2003
Accrued interest payable	$1,308	$1,063
Accrued benefit liability (Note 17)	760	708
Current income tax payable	—	1,790
Gold and silver certificates	34	90
Brokers’ client accounts	2,210	2,211
Derivative collateral payable	1,149	1,161
Cheques and other items in transit, net	—	788
Deferred gain on sale of real estate properties(1)	79	94
Other deferred items	579	316
Restructuring accrual (Note 18)	15	85
Accrued expenses	960	866
Non-controlling interests in subsidiaries	39	22
Other	6,164	4,804

	$13,297	$13,998

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 12 SUBORDINATED INDEBTEDNESS

The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.

TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31
				Earliest date redeemable by CIBC
Interest rate				At greater of Canada			Denominated
%		Maturity date		Yield Price(1) and par	At par		in foreign currency			2004	2003
11.125		February 10, 2004	(2)							$—	$1
7.10		March 10, 2004	(2)	March 10, 1999						—	67
8.55		May 12, 2005		May 12, 2000						1	1
8.65		August 22, 2005		August 22, 2000						24	24
6.50	(3)	October 21, 2009		October 21, 1999	October 21, 2004	(2)				—	400
7.40	(3)	January 31, 2011			January 31, 2006					250	250
8.15	(3)	April 25, 2011		April 25, 2001	April 25, 2006					250	250
7.00	(3)	October 23, 2011		October 23, 2001	October 23, 2006					250	250
Floating	(4)	August 14, 2012			August 14, 2007		US$	300 million		366	396
4.75	(3)	January 21, 2013		January 20, 2003	January 21, 2008					250	250
5.89	(3)	February 26, 2013		February 26, 1998	February 26, 2008					120	120
4.25	(3)	June 1, 2014		May 6, 2004	June 1, 2009					750	—
4.50	(3)	October 15, 2014		September 14, 2004	October 15, 2009					500	—
9.65		October 31, 2014		November 1, 1999						250	250
8.70		May 25, 2029	(5)							25	25
11.60		January 7, 2031		January 7, 1996						200	200
10.80		May 15, 2031		May 15, 2021						150	150
8.70		May 25, 2032	(5)							25	25
8.70		May 25, 2033	(5)							25	25
8.70		May 25, 2035	(5)							25	25
Floating	(6)	July 31, 2084			July 27, 1990		US$	232 million	(8)	283	331
Floating	(7)	August 31, 2085			August 20, 1991		US$	119 million	(9)	145	157

										$3,889	$3,197

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Redeemed for cash during the year.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(4)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(5)	Not redeemable prior to maturity date.

(6)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(8)	US$19 million of the indebtedness was repurchased for cash during the year (2003: US$4 million).

(9)	US$7 million of the indebtedness was repurchased for cash during 2003.

The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

REPAYMENT SCHEDULE

$ millions	2004
Within 1 year	$25
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	3,864

Total	$3,889

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 13 SHARE CAPITAL

Preferred shares

An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.

Common shares

An unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated below. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to Superintendent of Financial Institutions, Canada consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

    On June 17, 2004, we issued 13.3 million Preferred Share Units for a total consideration of $133 million. Each Preferred Share Unit consists of one Non-cumulative Redeemable Class A Series 28 Preferred Share with a par value of $10.00 and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant. The holder of a Series 28 Preferred Share has the right to convert on November 1, 2004, February 1, 2005 or May 1, 2005, such Series 28 Preferred Share into 0.4 of a Non-cumulative Redeemable Class A Series 29 Preferred Share, provided such holder concurrently exercises one Warrant. The concurrent exercise of one Warrant together with a payment of $15.00 per Warrant will entitle the holder to acquire 0.6 of a Series 29 Preferred Share. Consequently, each Preferred Share Unit will entitle the holder to obtain one fully paid and freely tradeable Series 29 Preferred Share with a par value of $25.00. All conversion rights of the holder of a Series 28 Preferred Share and all Warrants that have not been exercised for any reason by May 1, 2005 will terminate.

    Subsequent to year-end, on November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of the Warrants, resulting in paid-up capital for the Class A Series 29 Preferred Shares of $293 million.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

TERMS OF CLASS A PREFERRED SHARES

						Conversion for common shares
	Quarterly		Specified	Cash redemption		CIBC’s	Shareholders’
	dividends per share(1)		redemption date	price per share		conversion date	conversion date
Series 18		$0.343750	October 29, 2012		$25.00	not convertible	not convertible

Series 19		$0.309375	April 30, 2008		$25.75	April 30, 2008	April 30, 2013
			April 30, 2009		25.60
			April 30, 2010		25.45
			April 30, 2011		25.30
			April 30, 2012		25.15
			April 30, 2013		25.00

Series 20	US$	0.321875	October 31, 2005	US$	25.50	October 31, 2005	April 30, 2008
			October 31, 2006		25.25
			October 31, 2007		25.00

Series 21		$0.375000	July 31, 2005		$26.00	July 31, 2005	July 31, 2010
			July 31, 2006		25.75
			July 31, 2007		25.50
			July 31, 2008		25.25
			July 31, 2009		25.00

Series 22	US$	0.390625	July 31, 2005	US$	26.00	July 31, 2005	July 31, 2010
			July 31, 2006		25.75
			July 31, 2007		25.50
			July 31, 2008		25.25
			July 31, 2009		25.00

Series 23		$0.331250	October 31, 2007		$25.75	October 31, 2007	July 31, 2011
			October 31, 2008		25.50
			October 31, 2009		25.25
			October 31, 2010		25.00

Series 24		$0.375000	January 31, 2007		$26.00	January 31, 2007	not convertible
			January 31, 2008		25.75
			January 31, 2009		25.50
			January 31, 2010		25.25
			January 31, 2011		25.00

Series 25		$0.375000	July 31, 2007		$26.00	July 31, 2007	not convertible
			July 31, 2008		25.75
			July 31, 2009		25.50
			July 31, 2010		25.25
			July 31, 2011		25.00

Series 26		$0.359375	April 30, 2008		$26.00	April 30, 2008	not convertible
			April 30, 2009		25.75
			April 30, 2010		25.50
			April 30, 2011		25.25
			April 30, 2012		25.00

Series 27		$0.350000	October 31, 2008		$26.00	October 31, 2008	not convertible
			October 31, 2009		25.75
			October 31, 2010		25.50
			October 31, 2011		25.25
			October 31, 2012		25.00

Series 28		$0.135000	June 17, 2009		$10.00	not convertible	February 1, 2005(2)
	until October 31, 2004 and $0.02 thereafter						May 1, 2005(2)

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	Convertible into one Series 29 Preferred Share upon surrender of one Series 28 Preferred Share, exercise of one Series 29 Preferred Share Purchase Warrant and cash payment of $15.00.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

OUTSTANDING SHARES AND DIVIDENDS PAID

	2004					2003					2002
As at or for the years	Shares outstanding		Dividends paid			Shares outstanding		Dividends paid			Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share		No. of shares	$ millions	$ millions	$ per share		No. of shares	$ millions	$ millions	$ per share
Class A Preferred Shares
Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$—		$—	—	$—	$9		$1.12	8,000,000	$200	$12		$1.49
Series 15	—	—	13		1.07	12,000,000	300	17		1.41	12,000,000	300	17		1.41
Series 16	—	—	10	US	1.41	5,500,000	181	11	US	1.41	5,500,000	214	12	US	1.41
Series 17	—	—	9		1.36	6,500,000	162	9		1.36	6,500,000	162	9		1.36
Series 18	12,000,000	300	16		1.38	12,000,000	300	16		1.38	12,000,000	300	16		1.38
Series 19	8,000,000	200	10		1.24	8,000,000	200	10		1.24	8,000,000	200	10		1.24
Series 20	4,000,000	121	7	US	1.29	4,000,000	132	7	US	1.29	4,000,000	156	8	US	1.29
Series 21	8,000,000	200	12		1.50	8,000,000	200	12		1.50	8,000,000	200	12		1.50
Series 22	4,000,000	122	8	US	1.56	4,000,000	132	9	US	1.56	4,000,000	156	10	US	1.56
Series 23	16,000,000	400	21		1.33	16,000,000	400	21		1.33	16,000,000	400	21		1.33
Series 24	16,000,000	400	24		1.50	16,000,000	400	24		1.50	16,000,000	400	21		1.30
Series 25	16,000,000	400	24		1.50	16,000,000	400	24		1.50	16,000,000	400	13		0.80
Series 26	10,000,000	250	14		1.44	10,000,000	250	11		1.09	—	—	—		—
Series 27	12,000,000	300	19		1.55	12,000,000	300	—		—	—	—	—		—
Series 28	13,250,000	133	3		0.20	—	—	—		—	—	—	—		—

Total preferred share capital and dividends		$2,826	$190				$3,357	$180				$3,088	$161

Common shares
Total common share capital at beginning of year	362,042,914	$2,950				359,064,369	$2,842				363,187,931	$2,827
Issued pursuant to stock option plans	3,666,817	162				2,978,545	108				1,562,438	59
Purchase of common shares for cancellation	(18,359,200)	(154)				—	—				(5,686,000)	(44)
Treasury shares (Note 1)	137,941	11				—	—				—	—

Total common share capital and dividends	347,488,472	$2,969	$781		$2.20	362,042,914	$2,950	$591		$1.64	359,064,369	$2,842	$577		$1.60

Total dividends paid			$971					$771					$738

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by The Office of the Superintendent of Financial Institutions, Canada (OSFI) regarding our capital or liquidity.

     In addition, we are prohibited under section 79 of the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.

     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends that are then payable have been declared and paid or set apart for payment.

Shareholder Investment Plan

Under the Shareholder Investment Plan, eligible shareholders have the right to participate in one or more of the Dividend Reinvestment Option, the Share Purchase Option and the Stock Dividend Option.

Shares reserved for issue

As at October 31, 2004, 23,324,258 common shares were reserved for future issue pursuant to stock option plans.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Normal course issuer bid

On December 24, 2003, we commenced a normal course issuer bid to purchase for cancellation, from time to time over the ensuing 12 months, if considered advisable, up to an aggregate of 18 million common shares of CIBC. This normal course issuer bid was increased on August 25, 2004, to an aggregate maximum of 32 million common shares of CIBC.

     During the year, we repurchased and cancelled approximately 18,359,200 common shares under the program for an aggregate consideration of $1.2 billion.

     Subsequent to year-end, on November 4, 2004, we announced our intention, subject to receiving all necessary stock exchange approvals, to commence a normal course issuer bid after the expiry of the current bid. Under the new bid, we intend to repurchase for cancellation, from time to time over the 12 months from the commencement of the bid, up to an aggregate of 17 million shares.

Regulatory capital

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions attain Tier 1 and total capital ratios of at least 7% and 10%, respectively, and that banks not exceed a maximum assets-to-capital multiple of 20 times, unless otherwise approved.

     Our capital ratios and assets-to-capital multiple are as follows:

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2004		2003
Tier 1 capital	$12,167		$12,529
Total regulatory capital	14,885		15,165
Tier 1 capital ratio	10.5%		10.8%
Total capital ratio	12.8%		13.0%
Assets-to-capital multiple	17.9	x	17.6	x

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 14 INTEREST RATE SENSITIVITY

We are exposed to interest rate risk as a consequence of the mismatch, or gap, between the assets, liabilities and off-balance sheet instruments scheduled to mature or reprice on particular dates. The gaps that existed at October 31, 2004 and 2003, based on the earlier of maturity or repricing date of interest-sensitive instruments, are detailed as follows:

	Based on earlier of maturity or repricing date of interest-sensitive instruments(1)
	Floating	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31	rate	3 months	months	years	years	rate sensitive	Total
2004 Assets
Cash and deposits with banks	$128	$9,955	$785	$—	$—	$1,335	$12,203
Effective yield(2)		2.23%	2.05%	—	—
Investment and loan substitute securities	515	1,204	1,957	3,462	7,698	681	15,517
Effective yield(2)		4.16%	3.98%	4.21%	4.60%
Trading securities	1,634	10,640	8,442	4,020	4,754	22,309	51,799
Effective yield(2)		1.90%	2.81%	4.98%	5.51%
Securities borrowed or purchased under resale agreements	—	17,338	827	—	—	—	18,165
Effective yield(2)		2.20%	2.74%	—	—
Loans	87,501	10,330	5,828	26,671	5,967	1,207	137,504
Effective yield(2)		4.48%	5.45%	5.67%	5.54%
Other	—	25,786	—	—	—	17,790	43,576
Structural assumptions(3)	(6,255)	1,258	3,633	3,051	—	(1,687)	—

Total assets	$83,523	$76,511	$21,472	$37,204	$18,419	$41,635	$278,764

Liabilities and shareholders’ equity
Deposits	$68,284	$72,484	$19,889	$16,735	$1,485	$11,700	$190,577
Effective yield(2)		2.15%	2.38%	2.96%	4.50%
Obligations related to securities sold short	—	423	362	5,204	2,357	3,874	12,220
Effective yield(2)		1.86%	2.83%	3.43%	4.35%
Obligations related to securities lent or sold under repurchase agreements	—	16,790	—	—	—	—	16,790
Effective yield(2)		1.97%	—	—	—
Subordinated indebtedness	—	648	171	2,370	700	—	3,889
Effective yield(2)		1.88%	2.40%	5.47%	10.32%
Other	—	26,566	322	624	1,747	26,029	55,288
Structural assumptions(3)	(15,331)	5,679	16,391	13,767	—	(20,506)	—

Total liabilities and shareholders’ equity	$52,953	$122,590	$37,135	$38,700	$6,289	$21,097	$278,764

On-balance sheet gap	$30,570	$(46,079)	$(15,663)	$(1,496)	$12,130	$20,538	$—
Off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—
Total cumulative gap	$30,570	$(13,153)	$(33,547)	$(24,998)	$(20,538)	$—	$—

Gap by currency
On-balance sheet gap
Canadian currency	$41,708	$(38,821)	$(13,706)	$(1,561)	$1,200	$11,180	$—
Foreign currencies	(11,138)	(7,258)	(1,957)	65	10,930	9,358	—

Total on-balance sheet gap	30,570	(46,079)	(15,663)	(1,496)	12,130	20,538	—

Off-balance sheet gap
Canadian currency	—	(3,476)	(7,280)	10,406	350	—	—
Foreign currencies	—	5,832	2,549	(361)	(8,020)	—	—

Total off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—

2003 Gap by currency
On-balance sheet gap
Canadian currency	$34,978	$(45,139)	$(854)	$14,048	$3,041	$(6,074)	$—
Foreign currencies	(25,243)	8,537	(4,193)	1,494	10,555	8,850	—

Total on-balance sheet gap	9,735	(36,602)	(5,047)	15,542	13,596	2,776	—

Off-balance sheet gap
Canadian currency	—	1,925	(4,158)	1,775	458	—	—
Foreign currencies	—	6,181	8,401	(5,231)	(9,351)	—	—

Total off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—
Total cumulative gap	$9,735	$(18,761)	$(19,565)	$(7,479)	$(2,776)	$—	$—

(1)	The financial assets and liabilities have been presented in the consolidated gap table based on the earlier of their contractual repricing or maturity date. In the normal course of business, mortgage and other consumer loan customers frequently repay their loans in part or in full prior to the contractual maturity date. Similarly, some term deposits are sometimes cashed before their contractual maturity date. In addition, trading account positions can fluctuate significantly from day to day.

(2)	Represents the weighted-average effective yield based on the earlier of contractual repricing or maturity date.

(3)	We manage the interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. Beginning November 1, 2003, the repricing profile of these components of the balance sheet has been presented in accordance with these structural assumptions, which reflects the economic impact on CIBC relative to those assumptions. Prior to November 1, 2003, these balances were generally reported as non-interest rate sensitive.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 15 TRADING ACTIVITIES

Trading activities include the purchase and sale of securities, and dealing in foreign exchange and other derivative instruments.

     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of costs associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.

     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of income.

     Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statements of income.

     Trading revenue by product line depicts trading revenue for each major trading category.

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Net interest income consists of:
Non-trading related	$5,259	$5,479	$5,210
Trading related	107	151	290

Net interest income	$5,366	$5,630	$5,500

Trading revenue consists of:
Net interest income — trading related	$107	$151	$290
Non-interest income — trading activities	618	627	273

Trading revenue	$725	$778	$563

Trading revenue by product line:
Interest rates	$231	$308	$290
Foreign exchange	169	171	152
Equities	115	199	44
Other(1)	210	100	77

Trading revenue	$725	$778	$563

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

Note 16 STOCK-BASED COMPENSATION

Stock option plans

We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).

     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options expiring in February 2010 vest based upon the attainment of specified share prices, and certain options vest based upon the earlier of the attainment of these prices and seven years.

     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the day the SARs are exercised over the option strike price.

     Under the DSOP, each director who was not an officer or employee of CIBC or any of its subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire 10 years from the grant date. In January 2003, the Board of Directors determined that, effective immediately, no further options would be granted to directors under the DSOP.

     A maximum of 42,834,500 common shares may be issued under our stock option plans.

     The weighted-average grant date fair value of options granted during 2004 has been estimated at $10.55 (2003: $12.38; 2002: $16.24) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2004	2003	2002
Weighted-average assumptions
Risk-free interest rate	4.52%	5.06%	5.42%
Expected dividend yield	4.45%	3.00%	3.00%
Expected share price volatility	21.00%	25.69%	25.86%
Expected life	6.0 years	10.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $58 million for 2004 (2003: $114 million; 2002: $(15) million).

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Employee Share Purchase Plan

Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3%, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2004 (2003: $28 million; 2002: $29 million).

Restricted Share Program

Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:

Restricted Share Awards

Under our Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. RSAs vest one-third annually or at the end of three years, and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. In 2003, a majority of key employees who would have been eligible to receive awards in prior years under the CIBC Stock Participation Plan (SPP) and the Long Term Incentive Plan (LTIP) became eligible to receive RSA awards. Compensation expense in respect of RSAs totalled $258 million in 2004 (2003: $230 million; 2002: $38 million).

Stock Participation Plan

Under our Stock Participation Plan (SPP), which began in 2000, certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. In 2003, employees who were eligible to receive awards under the SPP became eligible to receive RSA awards. Additionally, SPP awards may be issued as special grants, which generally vest and the common shares held in the trust are distributed within three years from the grant date. Compensation expense in respect of SPP awards totalled $(6) million in 2004 (2003: $11 million; 2002: $173 million).

Long Term Incentive Plan and Special Incentive Program

Under our Long Term Incentive Plan (LTIP), certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. Generally, LTIP awards vest and the common shares held in the trust are distributed within a three-year period, beginning one year after the year of the grant. Beginning in 2003, there were no awards made from the LTIP and the employees became eligible to receive RSA awards.

     Under our Special Incentive Program (SIP), certain key employees receive common share-based awards. The funding for awards under the SIP is comparable with those of the LTIP. The awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards is converted into Retirement Special Incentive Program deferred share units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.

     There was no compensation expense for these two plans in 2004 (2003: nil; 2002: $113 million).

Directors’ plans

Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Deferred Share Unit/Common Share Election Plan as deferred share units (DSUs) or CIBC common shares.

     The members may also elect, under the Director Share Plan, to receive all or a portion of their compensation (annual retainer, committee member fee, committee chair fee and meeting fees) in the form of cash, CIBC common shares or DSUs.

     Compensation expense in respect of these plans totalled $4 million (2003: $3 million; 2002: $2 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

STOCK OPTION PLANS

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price
Outstanding at beginning of year	17,776,232	$41.02	19,942,954	$39.74	19,070,952	$36.55
Granted	18,344	67.22	1,982,780	43.11	3,042,992	54.48
Exercised	(3,666,817)	38.05	(2,978,545)	32.81	(1,562,438)	30.78
Forfeited/cancelled	(294,221)	48.68	(816,432)	48.96	(302,277)	42.78
Exercised as SARs	(408,663)	32.43	(354,525)	31.69	(306,275)	30.12

Outstanding at end of year	13,424,875	$41.96	17,776,232	$41.02	19,942,954	$39.74

Exercisable at end of year	9,610,229	$40.09	11,277,020	$37.96	10,683,434	$34.48

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

STOCK OPTIONS OUTSTANDING AND VESTED

	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs
$15.375 — $21.125	715,824	1.09	$20.36	715,699	$20.36	354,800
$31.700 — $39.850	5,318,837	4.44	37.07	4,719,843	37.05	1,446,701
$40.350 — $49.940	4,360,248	6.04	43.03	2,586,110	42.62	680,985
$50.330 — $57.190	3,011,622	6.88	54.01	1,588,577	53.86	—
$65.590 — $69.680	18,344	9.54	67.22	—	—	—

Total	13,424,875	5.34	$41.96	9,610,229	$40.09	2,482,486

Note 17 EMPLOYEE FUTURE BENEFITS

We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive a higher pension. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we have a long-term disability plan to provide benefits to disabled employees who became disabled prior to June 1, 2004, as discussed under Benefit changes.

     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.

     The financial positions of the employee defined benefit pension plans and other benefit plans are presented in the tables below.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

	Pension benefit plans(1)			Other benefit plans(1)
$ millions, as at or for the years ended October 31	2004	2003	2002	2004	2003	2002
Accrued benefit obligation
Balance at beginning of year	$2,798	$2,537	$2,226	$803	$696	$609
Adjustment for inclusion of subsidiary plans	—	—	216 (2)	2	—	19
Current service cost	89	77	80	44	55	53
Employee contributions	8	9	10	—	—	—
Interest cost	175	166	167	43	43	39
Benefits paid	(166)	(166)	(142)	(42)	(43)	(38)
Foreign exchange rate changes	(5)	(27)	7	(2)	(4)	—
Actuarial losses (gains)	36	281	(73)	18	68	14
Special termination benefits	—	8	—	—	—	—
Plan amendments	16	(7)	45	(78)	—	—
Acquisitions	2	—	—	—	—	—
Divestitures	—	(46)	—	—	—	—
Corporate restructuring giving rise to:
Curtailments	3	—	1	—	(6)	—
Settlements	—	(34)	—	—	(6)	—

Balance at end of year	$2,956	$2,798	$2,537	$788	$803	$696

Plan assets
Fair value at beginning of year	$2,442	$2,188	$2,121	$116	$106	$103
Adjustment for inclusion of subsidiary plans	—	—	211 (2)	—	—	—
Actual return on plan assets	236	257	(106)	10	9	(4)
Employer contributions	309	253	88	37	44	45
Employee contributions	8	9	10	—	—	—
Benefits paid	(166)	(166)	(142)	(42)	(43)	(38)
Foreign exchange rate changes	(4)	(19)	6	—	—	—
Acquisitions	1	—	—	—	—	—
Divestitures	—	(46)	—	—	—	—
Corporate restructuring giving rise to settlements	—	(34)	—	—	—	—

Fair value at end of year	$2,826	$2,442	$2,188	$121	$116	$106

Funded status — plan (deficit)	$(130)	$(356)	$(349)	$(667)	$(687)	$(590)
Employer contribution received after measurement date	—	—	15	—	—	—
Unamortized net actuarial losses	860	953	786	124	118	59
Unamortized past service costs	53	42	54	(72)	—	—
Unamortized transitional (obligation) asset	—	(19)	(23)	4	5	6

Accrued benefit asset (liability)	783	620	483	(611)	(564)	(525)
Valuation allowance	(17)	(17)	(16)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$766	$603	$467	$(611)	$(564)	$(525)

(1)	Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

(2)	Net of valuation allowance of $24 million.

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2004	2003	2002	2004	2003	2002
Accrued benefit asset (liability) recorded in:
Other assets (Note 9)	$915	$747	$604	$—	$—	$—
Other liabilities (Note 11)	(149)	(144)	(137)	(611)	(564)	(525)

Accrued benefit asset (liability), net of valuation allowance	$766	$603	$467	$(611)	$(564)	$(525)

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2004	2003	2002	2004	2003	2002
Accrued benefit obligation(1):
Unfunded plans	$149	$128	$137	$591	$620	$525
Funded plans	202	2,627	2,362	197	183	171

	351	2,755	2,499	788	803	696
Fair value of plan assets	175	2,378	2,128	121	116	106

Funded status (deficit)	$(176)	$(377)	$(371)	$(667)	$(687)	$(590)

(1)	Certain amounts have been reported to conform with the presentation adopted in 2004.

The net defined benefit plan expense is as follows(7):

	Pension benefit plans						Other benefit plans
$ millions, for the years ended October 31	2004		2003		2002		2004		2003		2002
Current service cost, net of employee contributions	$89		$77		$80		$44		$55		$53
Interest cost	175		166		167		43		43		39
Actual (positive) negative return on plan assets	(236)		(257)		106		(10)		(9)		4
Past service costs	16		(7)		45		(78)		—		—
Net actuarial losses (gains)	36		281		(73)		18		68		14
Curtailment losses (gains)	3		3		2		—		(6)		—
Settlement losses	—		20		—		—		—		—
Special termination benefits	—		8		—		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$83		$291		$327		$17		$151		$110

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$65	(1)	$69	(1)	$(305	)(1)	$3	(2)	$2	(2)	$(12	)(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	28	(3)	(266	)(3)	75	(3)	(8)	(4)	(63	)(4)	(9	)(4)
Difference between past service costs arising and past service costs amortized	(11	)(5)	10	(5)	(43	)(5)	72	(6)	—		—
Amortization of transitional obligation	(20)		(2)		(2)		1		—		—

	62		(189)		(275)		68		(61)		(21)
Change in valuation allowance	—		1		(8)		—		—		—

Defined benefit plan expense recognized	$145		$103		$44		$85		$90		$89

(1)	Expected return on plan assets of $171 million (2003: $188 million; 2002: $199 million), less deferral of actual return on plan assets of $236 million (2003: $257 million; 2002: $(106) million).

(2)	Expected return on plan assets of $7 million (2003: $7 million; 2002: $8 million), less deferral of actual return on plan assets of $10 million (2003: $9 million; 2002: $(4) million).

(3)	Actuarial (gains) losses amortized of $64 million (2003: $15 million; 2002: $2 million), less actual actuarial (gains) losses incurred of $36 million (2003: $281 million; 2002: $(73) million).

(4)	Actuarial (gains) losses amortized of $10 million (2003: $5 million; 2002: $5 million), less actual actuarial (gains) losses incurred of $18 million (2003: $68 million; 2002: $14 million).

(5)	Amortization of past service costs of $5 million (2003: $3 million; 2002: $2 million), less actual plan amendments of $16 million (2003: $(7) million; 2002: $45 million).

(6)	Amortization of past service costs of $(6) million (2003: nil; 2002: nil), less actual plan amendments of $(78) million (2003: nil; 2002: nil).

(7)	Certain amounts have been reported to conform with the presentation adopted in 2004.

Benefit changes

Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative past service cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.

     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, will continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

		Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2005	2004	2003	2005	2004	2003
Equity securities(1)	55%	56%	54%	40%	40%	47%
Debt securities(1)	40	40	42	60	60	53
Real estate	5	4	4	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $24 million (2003: $14 million), representing 0.8% of total plan assets (2003: 0.6%). Other benefit plans do not include any CIBC securities.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and TAL Global Asset Management Inc., a wholly owned subsidiary of CIBC and, within established ranges, are rebalanced as required to the target asset mix.

Plan assumptions

The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.

     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2004	2003	2002	2004	2003	2002
Accrued benefit obligation as at October 31
Discount rate at end of the period	6.2%	6.2%	6.7%	6.0%	6.1%	6.4%
Rate of compensation increase	3.5%	3.6%	3.7%	3.2%	3.3%	3.4%
Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.2%	6.7%	6.75%	6.1%	6.4%	6.75%
Expected long-term rate of return on plan assets	7.0%	7.5%	7.5%	6.5%	7.0%	7.5%
Rate of compensation increase	3.6%	3.7%	4.0%	3.3%	3.4%	4.0%

The assumed health-care cost trend rates are as follows:

For the years ended October 31	2004	2003	2002
Health-care cost trend rates assumed for next year	9.3%	10.1%	9.2%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2012	2011	2009

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase		One percentage-point decrease
$ millions, for the years ended October 31	2004	2003	2004	2003
Effect on total benefit plan expense	$12	$11	$(11)	$(8)
Effect on accrued benefit obligation	89	97	(71)	(74)

Defined contribution and other plans

We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the years ended October 31	2004	2003	2002
Defined contribution pension plans	$18	$19	$25
Government pension plans(1)	74	82	87

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Cash flows

Cash contributions

The most recent actuarial valuation of the material defined benefit pension plans for funding purposes was as at October 31, 2003, and the date of the next required valuation is October 31, 2006. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2003.

     Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans		Other benefit plans
$ millions, for the years ended October 31	2004	2003	2004	2003
Funded plans	$303	$247	$23	$32
Beneficiaries of unfunded plans	6	6	14	12
Defined contribution plans	18	19	—	—

Total	$327	$272	$37	$44

The contributions for 2005 are anticipated to be approximately $103 million for defined pension benefit plans and $14 million for other benefit plans.

Benefit payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the pension funds:

$ millions	Pension benefit plans	Other benefit plans
2005	$141	$19
2006	143	20
2007	145	22
2008	149	25
2009	153	27
2010 — 2014	870	164

Note 18 RESTRUCTURING ACCRUAL

In 2002, we recorded a restructuring charge of $508 million related to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining accrual at October 31, 2004, relates mainly to outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004.

     During the year, we changed our estimate for restructuring, resulting in a $18 million reduction in the original accrual. The change in estimate resulted from facts and circumstances occurring subsequent to the time of the original charge. In particular, other costs and severance costs were less than originally anticipated, and there was improved recovery on assets. At year-end, approximately 2,700 positions have been eliminated since the program commenced.

     The components of the charges and movements in the associated accrual are as follows:

RESTRUCTURING ACCRUAL

	2004				2003
		Contract				Contract
	Termination	termination			Termination	termination
$ millions, for the years ended October 31	benefits	costs	Other	Total	benefits	costs	Other	Total
Balance at beginning of year	$43	$11	$31	$85	$194	$185	$73	$452
Change in estimate	(9)	(3)	(6)	(18)	(16)	(10)	(5)	(31)
Cash payments	(26)	(3)	(23)	(52)	(135)	(164)	(37)	(336)

Balance at end of year	$8	$5	$2	$15	$43	$11	$31	$85

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 19 INCOME TAXES

The components of income tax expense reported in the consolidated statements of income consist of the following:

COMPONENTS OF INCOME TAX EXPENSE

$ millions, for the years ended October 31	2004	2003	2002
Current income taxes
Federal	$433	$(84)	$631
Provincial	208	(12)	237
Foreign	9	26	(6)

	650	(70)	862

Future income taxes
Federal	49	60	(66)
Provincial	(24)	25	(31)
Foreign	115	224	(1,044	)(1)

	140	309	(1,141)

	$790	$239	$(279)

(1)	Includes recognition of a previously unrecorded future income tax asset of $52 million in respect of certain U.K. tax losses.

Income taxes are reported in the consolidated financial statements as follows:

TOTAL INCOME TAXES

$ millions, for the years ended October 31	2004		2003	2002
Consolidated statements of income
Income taxes	$790		$239	$(279)
Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustment	617		1,412	107
Accounting policy changes	3	(1)	—	(30	)(2)
Other	4		19	(4)

	$1,414		$1,670	$(206)

(1)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

(2)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.

     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent are estimated at $200 million (2003: $271 million; 2002: $92 million).

     The effective rates of income tax in the consolidated statements of income are different from the combined Canadian federal and provincial income tax rate of 35.3% (2003: 36.6%; 2002: 38.7%) as set out below:

RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2004		2003		2002
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,060	35.3%	$844	36.6%	$160	38.7%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(61)	(2.0)	(592)	(25.7)	(396)	(96.1)
Tax-exempt income and gains	(120)	(4.0)	(97)	(4.1)	(68)	(16.5)
Federal large corporations tax	—	—	—	—	10	2.4
Earnings of domestic subsidiaries	23	0.7	(14)	(0.6)	(1)	0.1
Future tax rate (increases) reductions	(50)	(1.7)	37	1.6	30	7.1
Other	(62)	(2.0)	61	2.6	(14)	(3.4)

Income taxes in the consolidated statements of income	$790	26.3%	$239	10.4%	$(279)	(67.7)%

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

In 2004, we recognized an income tax recovery of $85 million related to the resolution of various income tax audits. During 2003, we reached an agreement with the Canada Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense. In addition, in 2003, we recorded a $232 million income tax expense for a valuation allowance relating to the U.S. future income tax asset. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of our loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, we increased our future income tax asset by $50 million, thereby reducing income tax expense. During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, we recognized a $37 million charge (2002: $30 million) to income tax expense.

SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2004	2003
Future income tax assets
Allowance for credit losses	$720	$1,035
Buildings and equipment	—	52
Pension and employee benefits	63	9
Unearned income	144	139
Unrealized foreign currency translation losses	23	87
Investment revaluations	381	696
Tax loss carryforwards	615	226
Provisions	304	179
Deferred charges	17	105
Other	70	—

	2,337	2,528
Valuation allowance	(201)	(232)

	2,136	2,296

Future income tax liabilities
Lease receivables	803	730
Buildings and equipment	9	—
Goodwill	—	37
Other	85	54

	897	821

Future income tax asset	$1,239	$1,475

Included in the tax loss carryforwards amount is $565 million relating to losses in our U.S. operations (2003: $141 million) that expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset relating to the U.S. operations, net of the valuation allowance, is $576 million. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, we have completed various expense management initiatives, refocused our business activities and provided additional capital which will generate additional income.

Note 20 EARNINGS PER SHARE

$ millions, except per share amounts, for the years ended October 31	2004	2003	2002
Basic EPS
Net income	$2,199	$2,063	$653
Preferred share dividends and premiums	(208)	(188)	(161)

Net income applicable to common shares	$1,991	$1,875	$492

Weighted-average common shares outstanding (thousands)	355,735	360,048	360,553

Basic EPS	$5.60	$5.21	$1.37

Diluted EPS
Net income applicable to common shares	$1,991	$1,875	$492

Weighted-average common shares outstanding (thousands)	355,735	360,048	360,553
Add: stock options potentially exercisable(1)(thousands)	4,041	2,259	2,674

Weighted-average diluted common shares outstanding(2)(thousands)	359,776	362,307	363,227

Diluted EPS	$5.53	$5.18	$1.35

(1)	Excludes average options outstanding of 3,923 with a weighted-average exercise price of $69.34; average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89; and average options outstanding of 3,676,586 with a weighted-average exercise price of $53.32 for the years ended October 31, 2004, 2003 and 2002, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 258,630 with a weighted-average exercise price of $37.60; average options outstanding of 576,222 with a weighted-average exercise price of $37.60; and average options outstanding of 590,704 with a weighted-average exercise price of $37.60 for the years ended October 31, 2004, 2003 and 2002, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 21 RELATED-PARTY TRANSACTIONS

In the ordinary course of business, we provide normal banking services to, and enter into contractual arrangements and other transactions with, affiliated companies on terms similar to those offered to non-related parties.

     Loans, at varied rates and terms, are made to directors, officers and employees.

AMOUNTS OUTSTANDING FROM DIRECTORS, OFFICERS AND EMPLOYEES(1)

$ millions, as at October 31	2004	2003
Residential mortgages	$957	$1,308
Personal loans	1,399	1,196

	$2,356	$2,504

(1)	Excludes margin loans.

Note 22 DERIVATIVE INSTRUMENTS

As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

Derivatives used by CIBC

The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and a counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange interest cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward contracts in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

     Foreign exchange futures contracts are similar in mechanics to forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Equity derivatives

Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying equity index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.

     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Other derivatives

We also transact in other derivative products, including commodity derivatives, such as precious metal and energy-related products in both over-the-counter and exchange markets.

Notional amounts

The table below presents the notional amounts of derivative instruments.

     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. As at October 31, 2004, the notional amounts of derivatives held for trading purposes were $1,010 billion (2003: $1,073 billion), or 86.1% (2003: 80.6%) of total notional amounts. The notional amounts of derivatives held for ALM were $163.6 billion (2003: $257.6 billion), or 13.9% of total notional amounts (2003: 19.3%).

NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analyzed by use
					2004 total
	Under	3 to 12	1 to	Over	notional		2004		2003
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$20,810	$4,363	$9	$—	$25,182	$25,182	$—	$31,219	$—
Swap contracts	96,538	130,091	308,156	130,088	664,873	553,600	111,273	557,439	195,801
Purchased options	7,017	7,841	17,050	6,498	38,406	38,187	219	44,478	4,628
Written options	8,159	9,914	19,378	5,953	43,404	41,748	1,656	47,059	3,058

	132,524	152,209	344,593	142,539	771,865	658,717	113,148	680,195	203,487

Exchange traded
Futures contracts	16,726	39,432	23,994	—	80,152	72,882	7,270	65,757	8,612
Purchased options	5,845	4,750	2,254	—	12,849	12,849	—	7,635	—
Written options	2,144	3,026	426	—	5,596	5,596	—	13,707	—

	24,715	47,208	26,674	—	98,597	91,327	7,270	87,099	8,612

Total interest rate derivatives	157,239	199,417	371,267	142,539	870,462	750,044	120,418	767,294	212,099

Foreign exchange derivatives
Over-the-counter
Forward contracts	64,172	12,687	3,206	381	80,446	61,880	18,566	82,567	26,461
Swap contracts	3,967	13,965	34,692	19,746	72,370	55,889	16,481	58,659	12,662
Purchased options	5,523	2,700	832	630	9,685	9,685	—	16,361	—
Written options	5,208	2,603	670	454	8,935	8,935	—	15,760	—

	78,870	31,955	39,400	21,211	171,436	136,389	35,047	173,347	39,123

Exchange traded
Futures contracts	69	—	—	—	69	69	—	137	—

Total foreign exchange derivatives	78,939	31,955	39,400	21,211	171,505	136,458	35,047	173,484	39,123

Credit derivatives
Over-the-counter
Swap contracts	65	308	905	126	1,404	1,404	—	1,375	—
Purchased options	6,124	2,201	11,503	1,863	21,691	16,130	5,561	14,807	3,303
Written options(1)	9,900	1,729	7,525	3,627	22,781	22,581	200	21,572	160

Total credit derivatives	16,089	4,238	19,933	5,616	45,876	40,115	5,761	37,754	3,463

Equity derivatives(2)
Over-the-counter	6,282	12,531	20,368	1,498	40,679	39,324	1,355	40,094	1,123
Exchange traded	15,599	6,196	4,214	37	26,046	24,981	1,065	36,750	1,828

Total equity derivatives	21,881	18,727	24,582	1,535	66,725	64,305	2,420	76,844	2,951

Other derivatives(3)
Over-the-counter	3,034	5,276	8,504	466	17,280	17,280	—	16,691	—
Exchange traded	500	580	378	11	1,469	1,469	—	1,455	—

Total other derivatives	3,534	5,856	8,882	477	18,749	18,749	—	18,146	—

	$277,682	$260,193	$464,064	$171,378	$1,173,317	$1,009,671	$163,646	$1,073,522	$257,636

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Includes forwards, futures, swaps and options.

(3)	Includes precious metals and other commodity forwards, futures, swaps and options.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product master netting agreements, collateral and other credit mitigation techniques.

     We negotiate master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.

     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.

     The table below summarizes our credit exposure arising from derivative instruments. The current replacement cost is the estimated cost of replacement of all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. OSFI prescribes a standard measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CREDIT RISK

	2004					2003
	Current replacement cost			Credit	Risk-	Current replacement cost			Credit	Risk-
				equivalent	weighted				equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount(1)	amount	Trading	ALM	Total	amount(1)	amount
Interest rate derivatives
Forward rate agreements	$8	$—	$8	$8	$2	$13	$—	$13	$13	$2
Swap contracts	11,123	989	12,112	15,523	3,566	12,796	1,857	14,653	18,488	4,193
Purchased options	691	—	691	873	208	887	33	920	1,132	286

	11,822	989	12,811	16,404	3,776	13,696	1,890	15,586	19,633	4,481

Foreign exchange derivatives
Forward contracts	1,717	228	1,945	2,736	1,220	1,895	737	2,632	3,794	1,575
Swap contracts	4,598	274	4,872	8,267	1,800	4,080	207	4,287	7,895	1,780
Purchased options	248	—	248	419	136	339	—	339	564	171

	6,563	502	7,065	11,422	3,156	6,314	944	7,258	12,253	3,526

Credit derivatives(2)
Swap contracts	56	—	56	164	65	98	—	98	201	91
Purchased options	71	—	71	1,231	178	50	—	50	1,141	256

	127	—	127	1,395	243	148	—	148	1,342	347

Equity derivatives(3)	1,612	47	1,659	3,588	1,145	1,279	195	1,474	3,453	1,195

Other derivatives(4)	2,320	—	2,320	3,996	1,757	1,359	—	1,359	3,028	1,392

	22,444	1,538	23,982	36,805	10,077	22,796	3,029	25,825	39,709	10,941
Less: effect of master netting agreements	(17,022)	—	(17,022)	(22,482)	(6,412)	(17,006)	—	(17,006)	(20,683)	(5,813)

	$5,422	$1,538	$6,960	$14,323	$3,665	$5,790	$3,029	$8,819	$19,026	$5,128

(1)	Sum of current replacement cost plus potential future exposure, adjusted for the impact of collateral.

(2)	ALM credit derivative purchased options, with a replacement cost of $14 million (2003: $42 million), are given guarantee treatment for credit risk capital purposes and are excluded from the table above.

(3)	Includes forwards, swaps and options.

(4)	Includes precious metals and other commodity forwards, swaps and options.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 23 FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the valuation approach set out below.

     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.

     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets for certain instruments and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for valuation. Where quoted markets exist and are considered sufficiently liquid to be used as a basis for fair value, these quoted prices are used to calculate fair value. Fair value for our trading portfolios is adjusted for bid-offer considerations, including consideration of concentration exposure, where appropriate.

     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value, even if market conditions were to remain unchanged. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including market interest rates and credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.

     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts do not take into account the credit protection available to us through credit derivatives because these credit derivatives are carried at fair value. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality and, therefore, no further adjustments are made in arriving at fair value. Both the book and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.

     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.

     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2004, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to book value

Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for derivatives and hedge related balances. See footnote 1 on page 141).

Securities

The fair value of securities is detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence, as available.

     The quoted market price used to value publicly traded equity securities held for investment purposes, generally does not take into account any adjustments for resale restrictions that expire within one year, for liquidity or for future expenses.

     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.

     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted to take account of impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets

Other assets included in the table below mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of loans held for sale is based on quoted market prices, where available; otherwise, it is estimated, using third-party evidence and, where appropriate, adjusted for liquidity and concentration considerations. The fair value of merchant banking limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value. At October 31, 2004, we assumed the fair value of FirstCaribbean International Bank (FCIB), an equity-accounted investment of CIBC, was equal to its book value of $733 million.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivatives and hedge-related balances

The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.

     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.

     For non-trading (ALM) derivatives, the fair value does not incorporate valuation adjustments either because they are not appropriate or because they would not be significant.

Mortgage commitments

The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential mortgage commitments and is based on increases, if any, in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.

     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

	2004			2003
			Fair value			Fair value
			over (under)			over (under)
$ millions, as at October 31	Book value	Fair value	book value	Book value	Fair value	book value
Assets
Cash and non-interest-bearing deposits with banks	$1,374	$1,374	$—	$1,593	$1,593	$—
Interest-bearing deposits with banks	10,829	10,829	—	8,861	8,861	—
Securities	67,316	68,052	736	69,628	70,329	701
Securities borrowed or purchased under resale agreements	18,165	18,165	—	19,829	19,829	—
Loans	137,504	138,081	577	133,934	133,985	51
Customers’ liability under acceptances	4,778	4,778	—	5,139	5,139	—
Other assets	5,226	5,422	196	6,173	6,196	23

Liabilities
Deposits	$190,577	$190,781	$204	$188,130	$188,428	$298
Acceptances	4,778	4,778	—	5,147	5,147	—
Obligations related to securities sold short	12,220	12,220	—	11,659	11,659	—
Obligations related to securities lent or sold under repurchase agreements	16,790	16,790	—	19,293	19,293	—
Other liabilities	6,562	6,562	—	7,451	7,451	—
Subordinated indebtedness	3,889	4,259	370	3,197	3,561	364

Derivatives and hedge-related balances
Derivatives — held for trading (net)	$224	$224	$—	$851	$851	$—
Derivatives and hedge-related balances — held for ALM(1)	$(884)	$(1,164)	$(280)	$(256)	$61	$317

(1)	The book value includes both the carrying value of derivatives held for hedging purposes $(1,211) million (2003: $(256) million) and commencing in 2004 any unamortized hedge-related deferred balances, net $327 million, which are primarily included in other assets and other liabilities.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

FAIR VALUE OF DERIVATIVE INSTRUMENTS

	2004 fair value			2003 fair value
$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Forward rate agreements	$8	$7	$1	$13	$7	$6
Swap contracts	11,123	10,403	720	12,796	11,245	1,551
Purchased options	694	—	694	887	—	887
Written options	—	936	(936)	—	1,003	(1,003)

Total interest rate derivatives	11,825	11,346	479	13,696	12,255	1,441

Foreign exchange derivatives
Forward contracts	1,717	1,645	72	1,895	1,778	117
Swap contracts	4,598	4,098	500	4,080	3,972	108
Purchased options	248	—	248	339	—	339
Written options	—	345	(345)	—	614	(614)

Total foreign exchange derivatives	6,563	6,088	475	6,314	6,364	(50)

Credit derivatives
Swap contracts	56	68	(12)	98	98	—
Purchased options	71	40	31	50	—	50
Written options	—	13	(13)	—	32	(32)

Total credit derivatives	127	121	6	148	130	18

Equity derivatives(1)	2,302	2,922	(620)	1,279	2,076	(797)

Other derivatives(2)	2,320	2,436	(116)	1,359	1,120	239

Total held for trading	23,137	22,913	224	22,796	21,945	851

Held for ALM(3)
Interest rate derivatives
Swap contracts	989	933	56	1,857	1,642	215
Purchased options	—	—	—	33	—	33
Written options	—	8	(8)	—	10	(10)

Total interest rate derivatives	989	941	48	1,890	1,652	238

Foreign exchange derivatives
Forward contracts	228	414	(186)	737	739	(2)
Swap contracts	274	1,198	(924)	207	515	(308)
Purchased options	—	—	—	—	—	—

Total foreign exchange derivatives	502	1,612	(1,110)	944	1,254	(310)

Credit derivatives
Swap contracts	—	—	—	—	—	—
Purchased options	14	48	(34)	42	—	42
Written options(4)	—	1	(1)	—	16	(16)

Total credit derivatives	14	49	(35)	42	16	26

Equity derivatives(1)	47	114	(67)	195	88	107

Total held for ALM	1,552	2,716	(1,164)	3,071	3,010	61

Total fair value	24,689	25,629	(940)	25,867	24,955	912
Less: effect of master netting agreements	(17,022)	(17,022)	—	(17,006)	(17,006)	—

	$7,667	$8,607	$(940)	$8,861	$7,949	$912

Average fair value of derivatives held for trading(5)
Interest rate derivatives	$13,443	$12,473	$970	$17,531	$16,004	$1,527
Foreign exchange derivatives	5,742	5,441	301	5,225	4,961	264
Credit derivatives	133	132	1	132	92	40
Equity derivatives	1,919	2,410	(491)	1,658	3,002	(1,344)
Other derivatives	2,476	2,304	172	1,795	1,556	239

	$23,713	$22,760	$953	$26,341	$25,615	$726

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2004, include positive and negative fair values of $573 million and $1,077 million, respectively, in respect of derivative instruments held for economic hedging purposes.

(4)	Reported as financial guarantees in Note 24.

(5)	Average fair value represents monthly averages.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 24 COMMITMENTS, GUARANTEES, PLEDGED ASSETS AND CONTINGENT LIABILITIES

Commitments

Credit-related arrangements

Credit-related arrangements are off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contractual amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or credit risk.

CREDIT-RELATED ARRANGEMENTS

	Contract amounts
$ millions, as at October 31	2004	2003
Lines of credit(1)	$52,970	$79,837
Securities lending	33,813	27,156
Guarantees and standby letters of credit(2)	6,999	8,350
Documentary and commercial letters of credit	182	137
Other(3)	568	362

	$94,532	$115,842

(1)	Includes irrevocable lines of credit totalling $39.6 billion (2003: $65.0 billion), of which $31.2 billion (2003: $55.4 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes credit derivatives — written options of $200 million (2003: $160 million), which have also been reported as derivatives in Note 22.

(3)	Includes forward asset purchases.

Lines of credit

Lines of credit are undrawn lending facilities that we have approved to meet the business requirements of clients. The majority of such commitments is of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower for a fee and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security loan at all times.

Guarantees and standby letters of credit

Guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives. These instruments represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Long-term commitments for leases

CIBC has obligations under non-cancellable leases for buildings and equipment.

     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

LEASE COMMITMENTS(1)(2)(3)

$ millions
2005	$344
2006	303
2007	245
2008	205
2009	178
2010 and thereafter	1,071

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of income was $673 million (2003: $689 million; 2002: $487 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $54 million in 2005, $52 million in 2006, $51 million in 2007, $43 million in 2008, $38 million in 2009 and $97 million in 2010 and thereafter.

(3)	Includes $63 million relating to one of our premises in New York. These premises were sublet, effective November 2002.

Other commitments

As an investor in merchant banking activities we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $737 million, as at October 31, 2004 (2003: $1.4 billion).

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

     The following table summarizes significant guarantees issued and outstanding as at October 31, 2004:

GUARANTEES

Maximum potential
$ millions, as at October 31, 2004	future payment
Securities lending with indemnification	$18,296
Standby and performance letters of credit	6,970
Credit enhancement facilities	11
Derivative contracts	See narrative
Other indemnification agreements	See narrative

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2004, we had a liability of $4.0 billion (2003: $3.9 billion) recorded on our consolidated balance sheets related to the above noted contracts. The total collateral available relating to these contracts was $22.3 billion (2003: $22.1 billion).

Securities lending with indemnification

As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client and include documentary and commercial letters of credit. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby, performance, and documentary and commercial letters of credit by various forms, including cash, securities and other assets pledged.

Credit enhancement facilities

Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.

Derivative contracts

Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a predetermined price. All such derivative contracts can potentially be used to protect against changes in an underlying, depending upon the intent of the option holder. For accounting purposes, we do not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote and, historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements at October 31, 2004.

Pledged assets

In the ordinary course of business, we pledge securities and other assets recorded on our consolidated balance sheets against liabilities, or to facilitate certain activities. The following table presents the details of pledged assets:

PLEDGED ASSETS

$ millions, as at October 31	2004	2003
Cash and deposits with banks	$6	$—
Securities	14,239	21,665
Securities borrowed or purchased under resale agreements	8,095	9,622
Other assets	189	1,487

	$22,529	$32,774

Assets pledged in relation to:
Foreign governments and central banks(1)	$589	$468
Clearing systems, payment systems and depositories(1)	736	985
Margins for exchange traded futures and options, and collateralized derivative transactions	1,136	2,326
Collateral related to securities borrowed, securities sold short and securities lent or sold under repurchase agreements	20,068	28,995

	$22,529	$32,774

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Hedge funds

The SEC and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the year, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions, including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions, including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. We believe that the ultimate costs of these matters are likely to exceed the insurance coverage. As a result, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional amounts may be required in the future, and such amounts could be material to our operating results for a particular year, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 25 CONCENTRATION OF CREDIT RISK

Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

     The methodology for allocating credit exposure for credit-related arrangements has been changed during the year from location of booking to country of ultimate risk. Prior-year information has been restated accordingly.

     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

CREDIT EXPOSURE BY COUNTRY OF ULTIMATE RISK

	2004				2003
		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total
On-balance sheet
Major assets(1)(2)(3)	$188,064	$48,468	$27,143	$263,675	$180,527	$55,034	$27,093	$262,654

Off-balance sheet
Credit-related arrangements(4)
Lines of credit
Financial institutions	$16,073	$436	$2,773	$19,282	$17,930	$20,683	$4,944	$43,557
Governments	3,410	206	—	3,616	3,092	—	—	3,092
Other	25,694	665	3,713	30,072	25,650	6,002	1,536	33,188

	45,177	1,307	6,486	52,970	46,672	26,685	6,480	79,837

Other credit-related arrangements
Financial institutions	22,365	12,075	554	34,994	12,702	3,940	12,931	29,573
Governments	31	30	199	260	135	57	—	192
Other	3,169	908	2,231	6,308	3,189	1,331	1,720	6,240

	25,565	13,013	2,984	41,562	16,026	5,328	14,651	36,005

	$70,742	$14,320	$9,470	$94,532	$62,698	$32,013	$21,131	$115,842

Derivative instruments(4)
By counterparty type
Financial institutions	$2,851	$6,622	$8,021	$17,494	$3,178	$8,074	$9,423	$20,675
Governments	2,388	1	117	2,506	1,827	3	104	1,934
Other	2,275	1,253	454	3,982	1,581	1,182	453	3,216

	7,514	7,876	8,592	23,982	6,586	9,259	9,980	25,825
Less: effect of master netting agreements	(4,488)	(6,456)	(6,078)	(17,022)	(4,122)	(6,899)	(5,985)	(17,006)

Total derivative instruments	$3,026	$1,420	$2,514	$6,960	$2,464	$2,360	$3,995	$8,819

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $185.9 billion (2003: $177.7 billion) and foreign currencies of $77.8 billion (2003: $84.9 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $142.3 billion (2003: $139.1 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2004 or 2003.

(4)	ALM credit derivative purchased options, with a replacement cost of $14 million (2003: $42 million), are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 26 SEGMENTED INFORMATION

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and of the clients to which those products and services are delivered. This organizational structure, which is the basis upon which we report our segmented information, was initially adopted in 2003 at which time the comparative amounts for 2002 were reclassified.

     CIBC Retail Markets provides financial services and products to personal and small business clients in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

     CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business comprises branch-based advice, full service brokerage, private wealth management and online brokerage. We also develop and package a wide range of financial products, including mutual funds, managed solutions and fixed-term.

     CIBC World Markets is the wholesale banking arm of CIBC, providing a full range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

     These business lines are supported by five functional groups -Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper, CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.

     To measure and report the results of operations of the three business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines.

     This model allows management and other users of our financial information to better understand the economics of our customer segments, products and delivery channels. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information.

     Each year, the sales and service fees paid to segments for certain products are renegotiated among the business lines. Prior year financial information has not been reclassified to reflect these fee changes.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other		Total
2004	Net interest income	$4,030	$493	$539	$304		$5,366
	Non-interest income	1,850	1,588	2,769	310		6,517
	Intersegment revenue(1)	(636)	425	213	(2)		—

	Total revenue	5,244	2,506	3,521	612		11,883
	Provision for credit losses	711	29	(55)	(57)	(2)	628
	Amortization(3)	112	20	25	123		280
	Other non-interest expenses	2,859	1,848	2,716	548		7,971

	Income (loss) before income taxes and non-controlling interests	1,562	609	835	(2)		3,004
	Income taxes	519	207	139	(75)		790
	Non-controlling interests	—	—	12	3		15

	Net income	$1,043	$402	$684	$70		$2,199

	Average assets(4)	$161,156	$19,782	$99,177	$695		$280,810

2003	Net interest income	$3,938	$582	$834	$276		$5,630
	Non-interest income	1,660	1,524	2,429	333		5,946
	Intersegment revenue(1)	(631)	425	210	(4)		—

	Total revenue	4,967	2,531	3,473	605		11,576
	Provision for credit losses	607	18	653	(135	)(2)	1,143
	Amortization(3)	122	25	19	129		295
	Restructuring reversal	(5)	—	(5)	(21)		(31)
	Other non-interest expenses	2,983	1,941	2,407	533		7,864

	Income before income taxes and non-controlling interests	1,260	547	399	99		2,305
	Income taxes	397	181	28	(367	)(5)	239
	Non-controlling interests	—	—	(2)	5		3

	Net income	$863	$366	$373	$461		$2,063

	Average assets(4)	$145,514	$30,670	$107,658	$897		$284,739

2002	Net interest income	$3,917	$622	$743	$218		$5,500
	Non-interest income	1,691	1,810	1,950	90		5,541
	Intersegment revenue(1)	(633)	422	215	(4)		—

	Total revenue	4,975	2,854	2,908	304		11,041
	Provision for credit losses	419	11	1,062	8		1,500
	Amortization(3)	137	28	33	167		365
	Restructuring charge (reversal)	66	(6)	59	395		514
	Other non-interest expenses	2,873	2,548	2,426	403		8,250

	Income (loss) before income taxes and non-controlling interests	1,480	273	(672)	(669)		412
	Income taxes	384	76	(522)	(217)		(279)
	Non-controlling interests	23	—	(8)	23		38

	Net income (loss)	$1,073	$197	$(142)	$(475)		$653

	Average assets(4)	$143,826	$33,023	$114,891	$770		$292,510

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model. (2) Includes $75 million (2003: $150 million) reversal of the general allowance.

(3)	Includes amortization on buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper, CIBC Mellon joint ventures, Oppenheimer Holdings Inc.(formerly Fahnestock Viner Holdings Inc.) debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(5)	Includes recovery of income taxes amounting to $689 million.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Geographic distribution

We earn revenue and incur expenses from domestic and foreign activities, and have domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

GEOGRAPHIC DISTRIBUTION

			United	West		Other
$ millions, for the years ended October 31		Canada	States	Indies		countries	Total
2004	Net interest income	$4,604	$487	$141		$134	$5,366
	Non-interest income	4,794	1,204	98		421	6,517

	Total revenue	9,398	1,691	239		555	11,883
	Provision for (recovery of) credit losses	705	(64)	—		(13)	628
	Non-interest expenses	6,198	1,647	37		369	8,251

	Income before income taxes and non-controlling interests	2,495	108	202		199	3,004
	Income taxes	690	51	2		47	790
	Non-controlling interests	3	12	—		—	15

	Net income	$1,802	$45	$200		$152	$2,199

	Average assets	$195,263	$51,545	$13,304		$20,698	$280,810

2003	Net interest income	$4,629	$693	$153		$155	$5,630
	Non-interest income	4,237	1,168	214		327	5,946

	Total revenue	8,866	1,861	367		482	11,576
	Provision for credit losses	633	270	—		240	1,143
	Non-interest expenses	6,050	1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,183	(76)	321		(123)	2,305
	Income taxes	796	182	(697	)(1)	(42)	239
	Non-controlling interests	5	(2)	—		—	3

	Net income (loss)	$1,382	$(256)	$1,018		$(81)	$2,063

	Average assets	$204,816	$49,474	$14,902		$15,547	$284,739

2002	Net interest income	$4,413	$347	$520		$220	$5,500
	Non-interest income	3,396	655	1,212		278	5,541

	Total revenue	7,809	1,002	1,732		498	11,041
	Provision for credit losses	540	827	—		133	1,500
	Non-interest expenses	5,732	2,787	210		400	9,129

	Income (loss) before income taxes and non-controlling interests	1,537	(2,612)	1,522		(35)	412
	Income taxes	590	(1,109)	269		(29)	(279)
	Non-controlling interests	23	(8)	23		—	38

	Net income (loss)	$924	$(1,495)	$1,230		$(6)	$653

	Average assets	$199,411	$54,395	$19,014		$19,690	$292,510

(1)	Includes the West Indies share of the $689 million recovery of income taxes.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 27 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements:

CONDENSED CONSOLIDATED BALANCE SHEETS

	2004			2003
	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP
ASSETS
Cash and non-interest-bearing deposits with banks	$1,374	$111	$1,485	$1,593	$103	$1,696
Interest-bearing deposits with banks	10,829	—	10,829	8,861	—	8,861
Securities
Investment	15,517	(15,517)	—	17,319	(17,319)	—
Available for sale	—	15,426	15,426	—	17,381	17,381
Trading	51,799	2,161	53,960	52,282	30	52,312
Loan substitute	—	—	—	27	(27)	—
Securities borrowed or purchased under resale agreements	18,165	—	18,165	19,829	—	19,829
Loans	137,504	1,359	138,863	133,934	1,696	135,630
Other
Derivative instruments market valuation	23,710	979	24,689	22,796	3,071	25,867
Customers’ liability under acceptances	4,778	—	4,778	5,139	—	5,139
Loans held for sale	—	—	—	1,321	—	1,321
Land, buildings and equipment	2,107	—	2,107	2,093	—	2,093
Goodwill	1,055	(73)	982	1,045	(73)	972
Other intangible assets	244	7	251	255	—	255
Other assets	11,682	8,253	19,935	10,653	3,138	13,791

	$278,764	$12,706	$291,470	$277,147	$8,000	$285,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$190,577	$2,607	$193,184	$188,130	$3,243	$191,373
Other
Derivative instruments market valuation	23,990	1,635	25,625	21,945	2,974	24,919
Acceptances	4,778	—	4,778	5,147	—	5,147
Obligations related to securities sold short	12,220	2,252	14,472	11,659	659	12,318
Obligations related to securities lent or sold under repurchase agreements	16,790	—	16,790	19,293	—	19,293
Other liabilities	13,297	6,158	19,455	13,998	1,054	15,052
Subordinated indebtedness	3,889	—	3,889	3,197	—	3,197
Shareholders’ equity
Preferred shares	2,826	—	2,826	3,357	—	3,357
Common shares	2,969	(42)	2,927	2,950	(25)	2,925
Contributed surplus	59	—	59	50	—	50
Foreign currency translation adjustment	(376)	376	—	(180)	180	—
Retained earnings	7,745	(275)	7,470	7,601	(242)	7,359
Accumulated other comprehensive income
Foreign currency translation adjustment	—	(376)	(376)	—	(180)	(180)
Unrealized gains on securities available for sale	—	380	380	—	134	134
Unrealized gains on derivatives designated as hedges(1)	—	46	46	—	243	243
Additional pension obligation	—	(55)	(55)	—	(40)	(40)

	$278,764	$12,706	$291,470	$277,147	$8,000	$285,147

(1)	A net gain of $9 million, deferred in accumulated other comprehensive income, as at October 31, 2004, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods of up to eight years thereafter.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, except per share amounts, for the years ended October 31	2004	2003	2002
Net income as reported	$2,199	$2,063	$653

Net interest income
Variable interest entities	1	—	—
Provision for credit losses	—	(54)	(123)
Non-interest income
Derivative instruments and hedging activities	(118)	133	(635)
Equity accounting adjustments	27	64	(60)
Impairment measurement	—	10	—
Other	—	54	123
Valuation adjustments	(3)	(22)	2
Variable interest entities	90	—	—
Non-interest expenses
Employee future benefits	17	(5)	(17)
Stock-based compensation	31	59	(39)
Variable interest entities	(4)	—	—
Income taxes and net change in income taxes due to the above items	(5)	(97)	275
Non-controlling interests in net income of variable interest entities	(63)	—	—

	(27)	142	(474)

Net income based on U.S. GAAP	2,172	2,205	179
Preferred share dividends and premiums	(208)	(188)	(161)

Net income applicable to common shareholders	$1,964	$2,017	$18

Weighted-average basic shares outstanding (thousands)	355,735	360,048	360,553
Add: stock options potentially exercisable(1)	4,852	3,066	3,654

Weighted-average diluted shares outstanding (thousands)	360,587	363,114	364,207

Basic EPS	$5.52	$5.60	$0.05
Diluted EPS	$5.45	$5.55	$0.05

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ millions, for the years ended October 31	2004	2003	2002
Net income based on U.S. GAAP	$2,172	$2,205	$179

Other comprehensive income, net of tax
Change in foreign currency translation adjustments(1)	(196)	(222)	2
Change in net unrealized gains on securities available for sale(2)(3)	246	(272)	(115)
Change in net unrealized gains on derivative instruments and hedging activities(4)	(197)	246	(485)
Change in additional pension obligation(5)	(15)	(28)	(12)

Total other comprehensive income	(162)	(276)	(610)

Comprehensive income	$2,010	$1,929	$(431)

(1)	Net of income tax expense of $617 million (2003: $1.4 billion; 2002: $107 million).

(2)	Net of income tax expense (benefit) of $130 million (2003: $(132) million; 2002: $(1) million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $90 million (2003: $236 million; 2002: $70 million).

(4)	Net of income tax benefit (expense) of $121 million (2003: $(148) million; 2002: $306 million).

(5)	Net of income tax benefit of $9 million (2003: $16 million; 2002: $6 million).

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

A. Securities available for sale

Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.

     U.S. GAAP also requires the following additional disclosures:

SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2004	2003	2002
Proceeds from sales	$13,913	$26,416	$35,651
Gross realized gains	288	260	1,083
Gross realized losses	68	43	167

B. Provision and allowance for credit losses

Upon the adoption of AcG-13 on November 1, 2003, certain credit derivatives that we use to hedge the credit exposure of certain loans, despite being economically effective, do not qualify for hedge accounting. As a result, the existence of credit protection on loan balances from purchases of credit derivatives is no longer considered when determining the provision for credit losses. This change substantially harmonized Canadian and U.S. GAAP in relation to the determination of the provision and allowance for credit losses.

     As a result of this change, there is no longer a difference between the 2004 Canadian and U.S. GAAP provisions for credit losses (2003: $54 million; 2002: $123 million) or other non-interest income (2003: $54 million; 2002: $123 million).

C. Valuation adjustments

Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.

D. Equity accounting adjustments

Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for certain investments held within the merchant banking portfolio. Previously, we accounted for these merchant banking investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence, which is generally represented by an equity interest between 20% and 50%.

     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

E. Impairment measurements

Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.

F. Derivative instruments and hedging activities

U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, effective November 1, 2003, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded in equity-linked deposit contracts.

     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.

     We have elected for operational considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges, and loan commitments are difficult to qualify for hedge accounting. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.

G. Employee future benefits

For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee future benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard in November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.

     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

	Pension benefit plans
$ millions, for the years ended October 31	2004	2003
Accumulated benefit obligations	$334	$310
Fair value of assets	175	151
Unfunded accumulated benefit obligations	159	159
Accrued benefit (asset) liability	66	88
Additional minimum liability	93	71
Intangible asset	7	7
Other comprehensive income	86	63

H. Stock-based compensation

We adopted the expense recognition provisions of Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP except as it relates to SARs outstanding as of the date of adoption.

     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.

     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:

STOCK-BASED COMPENSATION

$ millions, except per share amounts, for the years ended October 31		2004	2003	2002
Net income		$2,172	$2,205	$179
Add:	stock-based compensation expense included in net income, net of related tax effects	21	44	26
Less:	stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects	(43)	(88)	(47)

		$2,150	$2,161	$158

Basic EPS	– Reported	$5.52	$5.60	$0.05
	– Pro-forma	$5.46	$5.48	$(0.01)
Diluted EPS	– Reported	$5.45	$5.55	$0.05
	– Pro-forma	$5.39	$5.43	$(0.01)

I. Income taxes

Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.

J. Variable interest entities

In January 2003, FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. In December 2003, FASB issued a revised FIN 46 (FIN 46R). The revised standard was effective for all entities no later than the end of the first reporting period ending after March 15, 2004. CIBC adopted the standard for U.S. GAAP purposes at April 30, 2004. The equivalent CICA AcG-15R “Consolidation of Variable Interest Entities,” is effective for annual and interim periods beginning on or after November 1, 2004.

     The consolidated U.S. GAAP balance sheet includes approximately $2.7 billion relating to VIEs for which we are considered the primary beneficiary. Of this amount, $1.4 billion represents VIEs that hold loans sourced in the financial markets; $456 million relates to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles; and $853 million relates to certain investment vehicles that make private equity investments (including investments on a side-by-side basis with our employees) that are managed by certain of our employees. Further, we deconsolidated a trust with assets of $213 million as we are not considered the primary beneficiary. The net impact of these are reported on our consolidated U.S. GAAP balance sheet primarily as follows: cash and non-interest-bearing deposits with banks of $111 million, securities of $1.1 billion and loans of $1.3 billion. In general, investors in the obligations of consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our assets, except where we have provided liquidity facilities, credit enhancements or are the counterparty to a derivative transaction involving the VIE.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

     We are considered the primary beneficiary of certain compensation trusts. However, the consolidation does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the share capital section on the consolidated U.S. GAAP balance sheet.

     In addition, we have significant variable interests in VIEs that are not consolidated because we are not considered the primary beneficiary. These include multi-seller conduits, CDOs, structured finance transactions and investment funds.

     We administer several VIEs in Canada that purchase pools of third-party financial assets, such as CDOs, mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service these assets, and may be exposed to credit losses realized on them, through asset over-collateralization or other forms of retained interests. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis. At October 31, 2004, these Canadian conduits had assets of approximately $11.1 billion.

     We securitize our own assets and also act as an administrator or financial advisor to conduits that purchase clients’ financial assets. Details relating to the securitization of our own assets are provided in Note 6.

     In addition, we may provide liquidity facilities, together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.

     Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with these conduits was approximately $15.5 billion. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.

     We act as structuring and placement agent for CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with the CDOs that are not consolidated was approximately $429 million. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs. The total assets in these CDOs, at October 31, 2004 amounted to approximately $11.5 billion.

     We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private bank clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.

     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.

     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of these trusts. We earn a fee for acting as a trustee.

     We participate in transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of assets to or from a trust.

     In addition, our current exposure under the derivative transactions with the VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

     We continue to monitor developments, which affect our current interpretation of FIN 46R.

K. Non-cash collateral

Under Canadian GAAP, non-cash collateral received from securities lending is not recognized in the financial statements. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for obligations to return the collateral.

L. Netting of financial instruments

Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 28 REGULATORY MATTERS AND EXIT OF CERTAIN ACTIVITIES

Regulatory matters

On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

     In compliance with our agreement with the DOJ, we have completed the orderly wind down of CIBC World Markets’ U.S.-, United Kingdom- and Australia-based receivables conduit vehicles. At October 31, 2004 all of these conduits have ceased issuing commercial paper. In the course of completing these exit activities, we have purchased assets of $1.7 billion and incurred costs of $25 million.

Note 29 FUTURE CANADIAN ACCOUNTING POLICY CHANGES

CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are considered the primary beneficiary of entities with assets of approximately $2.7 billion. This change in accounting policy is expected to result in an after-tax credit to opening retained earnings of $14 million ($24 million pre-tax.) We have determined that we are not the primary beneficiary of Canadian multi-seller conduits that we administer. We are also not considered the primary beneficiary of mutual funds and personal trusts administered by us. We continue to monitor developments that may affect our current interpretation of AcG-15R.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require us to classify our preferred shares that are convertible into common shares at the option of the holder as a liability, rather than as equity, within the consolidated balance sheets. Our Class A Preferred Shares Series 19-23, with a carrying value of $1.0 billion will be presented as liabilities, beginning November 1, 2004. Interest expense is expected to increase by $58 million and preferred share dividends is expected to decrease by $58 million, for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004, will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

2002 Auditors’ Report

Report of Independent Registered Public Accounting Firms

We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows and the accompanying notes of Canadian Imperial Bank of Commerce (“CIBC”) for the year ended October 31, 2002. These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of CIBC for the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada.

Deloitte & Touche LLP Chartered Accountants Toronto, Canada November 27, 2002	PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002